2025

The Andersons®

ANNUAL REPORT



FINANCIAL HIGHLIGHTS

OPERATING RESULTS (IN MILLIONS)	2025	2024
Sales and merchandising revenues	**$11,009**	$11,258
Gross profit	**714**	694
Operating, administrative, and general expenses	**603**	504
Income before income taxes	**141**	201
Net income attributable to The Andersons, Inc.	**96**	114
Cash provided by operating activities	**177**	332
FINANCIAL POSITION (IN MILLIONS)		
Total assets	**$3,713**	$4,121
Working capital	**690**	1,119
Readily marketable inventories	**1,001**	945
Short-term debt	**249**	167
Long-term debt, including current maturities of long-term debt	**623**	644
Total shareholders equity of The Andersons, Inc.	**1,245**	1,366
PER SHARE DATA		
Diluted earnings attributable to The Andersons, Inc. (EPS)	**$2.79**	$3.32
Adjusted EPS[1]	**3.23**	3.40
Dividends declared	**0.785**	0.765
Year-end market value	**53.17**	40.52
RATIOS AND OTHER DATA		
Long-term debt, including current maturities to Adjusted EBITDA[2]	**1.8**	1.8
Diluted weighted-average shares outstanding (in thousands)	**34,337**	34,322
Effective tax rate	**15.7%**	15.0%

Adjusted EPS[1]

$2.89
$4.05
$3.44
$3.40
$3.23
2021
2022
2023
2024
2025

Adjusted EBITDA[2]

(In Millions)

$353
$412
$405
$363
$337
2021
2022
2023
2024
2025

Cash from Operations Before Working Capital Changes[3]

(In Millions)

$322
$315
$330
$323
$278
2021
2022
2023
2024
2025

[1] Adjusted EPS is a non-GAAP financial measure. The measure excludes after-tax charges for asset impairments, transaction related compensation, loss on investments, acquisition costs, severance expense, pension settlement and after-tax gains on insurance recoveries and asset and business sales for 2025; after-tax charges for transaction related compensation, acquisition costs, loss on a cost method investment and after-tax gains on deconsolidation of a joint venture and insurance recoveries for 2024; after-tax charges for asset impairments (including equity method investments), transaction related compensation, goodwill impairment and after-tax gains on a cost method investment, asset sales, deconsolidation of a joint venture, and insurance recoveries for 2023; after-tax charges for asset impairments (including equity method investments), insured inventory expenses and after-tax gains on asset sales for 2022; and after-tax charges for transaction related compensation, asset impairments, loss on a cost method investment and an after-tax gain on the sale of a business for 2021.

[2] EBITDA and Adjusted EBITDA are both non-GAAP financial measures, EBITDA is calculated as interest expense, tax expense, depreciation, and amortization added back to net income (loss) from continuing operations. Reconciliations of EBITDA and Adjusted EBITDA to net income from continuing operations can be found in our fourth quarter earnings release and investor presentation posted to the Investor Relations webpage at https://investors.andersonsinc.com/presentations.

[3] Cash from operations before working capital changes is a non-GAAP financial measure. This measure is calculated by adding back changes in working capital to cash provided by (used in) operating activities as stated in the audited statement of cash flows. Reconciliations of cash from operations before working capital changes to cash provided by (used in) operating activities can be found in our fourth quarter earnings release and investor presentation posted to the Investor Relations webpage at https://investors.andersonsinc.com/presentations.



DEAR SHAREHOLDERS AND FRIENDS,

As I reflect on my first full year as CEO, I am proud of the progress we have made together. In 2025, we took meaningful steps to strengthen our company, sharpen our focus, and position The Andersons for long-term success. Our work included realigning our operating structure, integrating new businesses, advancing our stated strategy, and executing with discipline amid a challenging agricultural environment.

Our teams remained focused on the needs of our customers to achieve mutual success in these markets. We are grateful for the support of our suppliers and the hard work of our teams in achieving these goals. While the markets remain dynamic, we are committed to executing against our stated growth objectives. This strategy contemplates continued growth within our Agribusiness and Renewables segments, while earning appropriate shareholder returns and providing outstanding service to our customers.

LET'S REVIEW OUR 2025 RESULTS:

Our 2025 net income attributable to the company was $96 million, or $2.79 per diluted share. Adjusted net income was $111 million, or $3.23 per diluted share. Our 2025 adjusted earnings before interest, taxes, depreciation, and amortization (EBITDA) was $337 million. While the overall ag market backdrop was challenging, we finished the year on a high note with record fourth quarter earnings per share.

The 2025 agricultural landscape was shaped by trade policy uncertainty, oversupplied grain markets, and continued pressure on commodity prices. These factors contributed to a difficult margin environment for most of the year. At the same time, the U.S. biofuel industry benefited from supportive regulatory policies, particularly related to clarity around 45Z clean fuel production tax credits and the biofuels-related benefits of the One Big Beautiful Bill Act (OBBBA).

Record corn acreage planted across the U.S. supported a robust spring fertilizer season, and large corn and wheat harvests provided some tailwinds later in the year to our grain handling activity. Nonetheless, 2025 represented what we believe to be the trough of the current ag cycle.

We continue to make steady progress executing on our growth strategy, which includes acquisitions and capital projects. We invested $655 million in 2025, including $230 million into growth and maintenance capital projects and another $425 million to purchase our former partner's share of our ethanol plants. We were able to fund these investments with cash on hand and modest borrowings on our short-term revolver, a testament to our cash generation capabilities, even in challenging markets. Our long-term debt to EBITDA ratio of 1.8 times remains well below our target of 2.5 times, and we continue to have capacity for growth. We are evaluating many exciting opportunities and have a robust pipeline of potential acquisitions, and organic growth projects. We will continue to exercise discipline in selecting only those projects that align with our strategy and meet our criteria.

Our AGRIBUSINESS segment faced difficult market conditions, including an oversupplied market, low commodity prices, and muted price volatility. These conditions shortened the duration of commercial activity, creating margin pressure in our merchandising business. We saw improvement through the record fall corn harvest, as our western footprint was able to accumulate larger volumes at favorable values. Our eastern assets were able to recognize higher-than-normal elevation margins on corn from strong export and ethanol demand in the last part of the year. The premium ingredient business continued its steady performance, leveraging recent investments into this space. The fertilizer business benefited from a large spring application season with the highest corn plantings in recent history. Agribusiness recorded adjusted pretax earnings attributable of $64 million and adjusted EBITDA of $187 million.

The RENEWABLES segment had very strong results, surpassing the prior year. Our plants had another outstanding production year, once again setting a record for gallons produced. Ethanol board crush margins improved slightly over 2024, but were more than offset by higher corn basis in the east and increased natural gas costs. We acquired 100% of our ethanol plants at the end of July, which generated approximately $40 million of incremental pretax plant income in the last five months of the year. Finally, with our focus on running efficient ethanol plants, we were able to qualify for $35 million of 45Z clean fuel production tax credits. Renewables generated its highest-ever adjusted pretax earnings attributable to the company of $126 million and adjusted EBITDA of $203 million.

In December, we hosted an Investor Day and laid out a clear framework for long-term profitable growth, anchored in expanding established platforms, optimizing margins, and disciplined capital allocation. We are proud of how we met each of these pillars with our projects in 2025, including our Skyland integration, ethanol plant purchase, and maximization of the 45Z tax credits. Looking to 2026, we are focused on completing our Port of Houston expansion project, with the soybean meal export capacity expected to be online late in the third quarter. We are also starting work on expanding production at the Clymers ethanol plant, which will provide an additional 30 million gallons of capacity and should be operational in mid-2027.

At our Investor Day, we also announced a new long-term financial target of $7.00 of run-rate earnings per share exiting 2028. This target assumes a mid-cycle operating environment, earnings growth from previously announced projects, and includes the impact of 45Z tax credits. Achieving this target would represent a 36% compounded annual growth rate from the trailing twelve months ended September 30, 2025, through the end of 2028.

As we share this report in the first quarter of 2026, we are optimistic about the new year. We are seeing improved end-user and export demand within our Agribusiness group and are excited about the completion of our Port of Houston project later this year. Our Skyland investment is off to a better start this year, especially as we are seeing more sorghum export opportunities. We expect another year of above average corn acres planted, which should benefit our fertilizer business but will depend on farmer economics.

As is common at the start of the year, ethanol crush margins have declined seasonally; however, we anticipate improvement as the industry undergoes its spring maintenance shutdowns and fuel demand rises in the spring. We also foresee continued robust export activity as U.S. ethanol remains competitively priced on a global basis. Maintaining our ethanol production facilities remains a key priority, and we are actively working on initiatives to enhance yields, improve plant efficiency, and expand capacity. With the removal of the Indirect Land Use Change (ILUC) penalty under OBBBA for 2026, we also expect to increase our level of 45Z tax credits. We continue to evaluate and make progress on investments to lower the carbon intensity of the ethanol that we produce through sequestration and utilization projects at our plants, including a Class VI well permit for the Clymers facility that is progressing through governmental review. The Renewables group remains a strong growth engine for the company.

Our people are motivated by the opportunities ahead and continue to drive our success. Despite recent challenges, we have managed our business effectively and continue to focus on efficient operations. We also remain committed to our safety culture across our operations, as keeping our team members safe will always be our top priority. We aim to grow in line with our long-term strategy and enhance our agility as a North American agriculture and renewables company. Our goal is to deliver exceptional service to customers, support our suppliers and communities, and continue rewarding employees and shareholders for years to come.

We appreciate your ongoing support.

Bill

Bill Krueger
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025 or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____ .
Commission file number: 000-20557

The Andersons

THE ANDERSONS, INC.
(Exact name of the registrant as specified in its charter)

Ohio	**34-1562374**
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

1947 Briarfield Boulevard	
Maumee Ohio	**43537**
(Address of principal executive offices)	(Zip Code)

(419) 893-5050
(Telephone Number)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol	Name of each exchange on which registered:
Common stock, $0.00 par value, $0.01 stated value	**ANDE**	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the registrant's voting stock which may be voted by persons other than affiliates of the registrant was $1,205.3 million as of June 30, 2025, computed by reference to the last sales price for such stock on that date as reported on the Nasdaq Global Select Market. The registrant had 33,880,130 common shares outstanding, no par value, at February 6, 2026.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the Annual Meeting of Shareholders to be held on May 7, 2026, are incorporated by reference into Part III (Items 10, 11, 12, 13 and 14) of this Annual Report on Form 10-K. The Proxy Statement will be filed with the Commission within 120 days after the end of the fiscal year to which this report relates.

THE ANDERSONS, INC.

Table of Contents

Note About Forward-Looking Statements

This report includes estimates, projections, statements relating to future events or future financial performance that are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may appear throughout this report, including the following sections: "Business" (Part I, Item 1 of this Form 10-K), "Risk Factors" (Part I, Item 1A of this Form 10-K), and "Management's Discussion and Analysis of Financial Condition and Results of Operations" (Part II, Item 7 of this Form 10-K). These forward-looking statements generally are identified by terminology such as "may", "anticipates", "believes", "estimates", "predicts", and the negative of these terms or other comparable terminology and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that may cause actual results to differ materially. We describe risks and uncertainties that could cause actual results and events to differ materially in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Quantitative and Qualitative Disclosures About Market Risk" (Part II, Item 7A of this Form 10-K). These forward-looking statements relate only to events as of the date on which the statements are made and the Company undertakes no obligation, other than any imposed by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Part I.

Item 1. Business

Company Overview

The Andersons, Inc. (the "Company") is a leading, nimble North American agriculture and renewable fuels company. Founded in Maumee, Ohio in 1947, the Company is a significant player in the North American agricultural and renewable fuels supply chains.

Segment Descriptions

The Company's operations are classified into two reportable business segments: Agribusiness and Renewables. Both of these segments are organized based upon the nature of products and services offered and aligns with the management structure. See Note 10 to the Consolidated Financial Statements in Item 8 for information regarding business segments.

Agribusiness

The Agribusiness segment is a diversified business focusing on capturing profits through relationships with agricultural producers and end users as both a supplier and customer. This includes merchandising and managing logistics across a wide range of commodities as well as being a manufacturer, distributor, and retailer of agricultural and related plant nutrients. The segment specializes in the movement of physical commodities such as: whole grains, grain products, feed ingredients and domestic fuel products among other agricultural commodities. The Company has a broad geographic footprint with a diversified portfolio of physical commodities, although the principal commodities sold by the Company are corn, wheat and soybeans. Exported commodity sales are made both through intermediaries and direct shipments to foreign countries. We also handle bulk agricultural fertilizers, produce specialized high-value nutrient products, and service a variety of industrial and consumer markets with related products.

In support of our commodity handling activities, Agribusiness also operates grain elevators across the United States and Canada where income is earned on commodities bought and sold through the elevator, commodities that are purchased and conditioned for resale, and commodities that are held in inventory until a future period, earning an elevation margin. Elevation margins consist of appreciation in the basis value of commodities held, which represents the difference between the cash price of a commodity in one of the Company's facilities and an exchange traded futures price ("basis"); appreciation or depreciation between different futures exchange contract months ("spread"); and commodities stored for others upon which storage fees are earned. The segment's asset-based grain handling business is seasonal in nature in that the largest portion of the principal grains are harvested and delivered from the farm and commercial elevators typically in July for wheat and September through November for corn and soybeans; however, depending on market conditions a significant portion of the principal grains may also be bought, sold and handled throughout the year.

Fixed price purchase and sale commitments as well as commodities held in inventory, expose the Company to risks related to adverse changes in market prices. Grain prices are typically comprised of two components, futures prices on regulated commodity exchanges and local basis adjustments. The Company manages the futures price risk by entering into exchange-traded futures and option contracts with regulated commodity exchanges. These regulated commodity exchanges maintain futures markets for the grains merchandised by the Company. Futures prices are determined by worldwide supply and demand. The business also offers a number of unique grain marketing, risk management and origination services to its customers and ethanol plants within the Renewables segment for which it collects fees.

The Company competes in the sale of commodities and nutrient inputs with other public and private grain brokers, farm retailers, elevator operators and farmer owned cooperatives. Some of the Company's competitors are also its customers. Competition is based primarily on price, service and reliability. For agricultural commodities, the Company often buys in smaller lots, so its competition for the purchase of commodities is generally local or regional in scope, although there are some large national and international companies that maintain regional grain purchase and storage facilities. Significant portions of grain bushels purchased and sold are made using forward contracts. For many of our crop inputs, particularly fertilizer, we procure large volumes from a small number of suppliers and our purchasing power is important in our ability to deliver value to our customers. Sales of agricultural nutrients and turf related products are heaviest in the spring and fall.

Renewables

The Renewables segment produces, purchases and sells ethanol and co-products. With its four ethanol plants, the segment demonstrates an expertise in ethanol plant management, logistics and commercialization of ethanol and co-products with a focus on leading the industry in margins per bushel. The segment also operates a merchandising and trade portfolio of ethanol, ethanol co-products and other biofuels, such as renewable feedstocks.

On July 31, 2025, the Company acquired the remaining 49.9% ownership interest in The Andersons Marathon Holdings LLC ("TAMH"). Upon completion of the transaction, TAMH was renamed The Andersons Renewables, LLC. The Andersons Renewables, LLC is comprised of four ethanol plants located in Iowa, Indiana, Michigan, and Ohio. These plants have a combined nameplate capacity of 405 million gallons but have a history of outperforming the nameplate capacity.

During the year ended December 31, 2023, the Company also owned 51% of ELEMENT, LLC ("ELEMENT") and ICM, Inc. ("ICM") owned the remaining 49% interest. ELEMENT was comprised of a 70 million-gallon-per-year bio-refinery in Kansas. ELEMENT was concluded to be a variable interest entity ("VIE") and had been consolidated within the Company's Consolidated Financial Statements. On April 18, 2023, the Company ceased to have a controlling financial interest and was no longer deemed to be the primary beneficiary in the subsidiary. Accordingly, the Company deconsolidated ELEMENT at that time and began accounting for the subsidiary as an equity method investment. Substantially all of the ELEMENT's assets were sold on January 31, 2024, see Note 17 of the Consolidated Financial Statements for more information.

Other

The Company's "Other" activities include corporate income, a small corporate venture fund and the cost for functions that provide support and services to the operating segments. The results include expenses and benefits not allocated to the operating segments and other elimination and consolidation adjustments.

Human Capital Resources and Management

As of December 31, 2025, the Company had a total of 2,137 employees across its Agribusiness and Renewables segments and Enterprise Service functions. This total was comprised of 898 salary, 1,130 hourly and 109 seasonal employees who conducted work at approximately 180 locations across the United States, Canada, United Kingdom, Switzerland, Mexico, Romania and Singapore. Sixty-three of the Company's locations included less than 10 employees.

- Recruiting: The Company aims to attract the best talent to sustain our ongoing success and this is a key aspect of succession planning across the Company. Talent acquisition efforts target both internal and external candidates. The Company advertises opportunities on large online job boards, state job boards and various targeted diversity job boards, as well as geographically specific media channels. It also engages in campus recruiting efforts for entry level professional talent, internships and professional development programs. The Company strives to find candidates within its geographic footprint to generate a diverse talent pool. It believes that a diverse workforce with a range of experiences and perspectives is a significant driver of sustainable innovation and growth.

- Focus on Safety: Maintaining a high standard of employee safety is paramount to the Company's core values. Systems and technology have been implemented to support the Company's safety culture, maintain a safe working environment and foster personal accountability. As a part of our employee onboarding process, employees are required to complete core safety courses. A yearly training calendar is followed to ensure timely completion of annual safety training. The Company's safety program stays current on real-time concerns using anonymous employee surveys to confirm the effectiveness of the program. The program also focuses on identifying and focusing on high-risk work that has the potential of causing serious injury or fatality.

- Employee Engagement: The Company maintains an open-door policy that encourages candid conversations between employees and any level of leadership about job-related concerns without fear of reprisal. It regularly solicits employee feedback through informal pulse surveys and formal engagement surveys. It also communicates with employees on a weekly, monthly and quarterly basis through electronic newsletters, town halls, its intranet site and small group meetings with the Chief Executive Officer.

- Talent Development: The Company values our investment in growing and retaining highly skilled talent. The Company aims to provide all of its employees with regular feedback to support their growth and development. It offers several resources to help employees expand their business knowledge and leadership skills, including merchandising and finance development programs. It hosts a Foundations of Leadership training course to newly appointed supervisors. It also offers a learning management system which houses numerous online courses, videos, audiobooks and podcasts that are available to all employees on demand and provides for thousands of continuing education credits for various professional certifications.

- <u>Health and Wellness</u>: The Company partners with a wellness vendor to offer a comprehensive healthy lifestyles program to employees and their spouses. The program uses rewards and incentives to encourage participants to take the necessary steps to manage their health and wellness goals. The program offers a prediabetes program, personal e-coaching with a licensed health professional and financial wellness webinars.

- <u>Compensation and Benefits</u>: The Company offers market competitive employee compensation and benefits programs. Benefits include health care benefits, dental and vision benefits, disability and life insurance coverages and other a la carte voluntary benefit offerings. Company leave policies include domestic and sexual violence leave, family and medical leave, parental leave and military leave.

- <u>Community Involvement</u>: The Company, as expressed in its Statement of Principles, believes strongly in sharing its time, talent and financial resources to help improve and sustain the quality of life in its communities. It has contributed a portion of its operating income to community organizations every year since its founding in 1947. The Company also encourages employees to share their time and gifts through volunteerism, participation in its annual workplace giving campaign and gift match program.

Government Regulation

The Company, like other companies engaged in similar businesses, is subject to a multitude of federal, state, foreign and local environmental protection laws and regulations including, but not limited to, laws and regulations relating to air quality, water quality, pesticides and hazardous materials. The provisions of these various regulations could require modifications of certain of the Company's existing facilities and could restrict the expansion of future facilities or significantly increase the cost of operations. Compliance with environmental laws and regulations did not materially affect the Company's earnings or competitive position in 2025. In each of the countries in which we operate, we are subject to a variety of laws and regulations governing various aspects of our business, including general business regulations as well as those governing the manufacturing, handling, storage, transport, marketing and sale of our products. These include laws and regulations relating to facility licensing and permitting, food and feed safety, the handling and production of regulated substances, nutritional and labeling requirements, global trade compliance and other matters.

Grain sold by the Company must conform to official grade standards imposed under a federal system of grain grading and inspection administered by the United States Department of Agriculture ("USDA"). The production levels, markets and prices of the grains that the Company merchandises are affected by United States government programs, which include acreage control and price support programs of the USDA. The U.S. Food and Drug Administration ("FDA") has developed bioterrorism prevention regulations for food facilities, which require that the Company registers its grain operations with the FDA, provide prior notice of any imports of food or other agricultural commodities coming into the United States and maintain records to be made available upon request that identifies the immediate previous sources and immediate subsequent recipients of its grain commodities. Failure to comply with the laws and regulations of the FDA or similar state agencies could prevent us from selling certain of our products or subject us to liability.

In regard to our investments in ethanol production facilities, we follow standards implemented by the Renewable Fuel Standard ("RFS") and Environmental Protection Agency ("EPA"). We obtain and maintain various environmental permits to operate our plants and other facilities. Legislation and regulatory rule making at the federal, state, and international level can impact us. Based on the standards, much of the blending is done to meet the RFS standard by adding 10% ethanol. Blending fuel-grade ethanol into gasoline is one means of reducing carbon intensity of transportation fuels.

We employ maintenance and operations personnel at each of our plants. In addition to the attention we place on the health and safety of our employees, the operations of our facilities are regulated by the Occupational Safety and Health Administration ("OSHA").

Available Information

The Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are filed with the Securities and Exchange Commission (the "SEC"). The Company is subject to the informational requirements of the Exchange Act and files or furnishes reports, proxy statements and other information with the SEC. Such reports and other information filed by the Company with the SEC are available free of charge at https://investors.andersonsinc.com/SEC-filings when such reports are available on the SEC's website. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. The Company periodically provides other information for investors on its corporate website, www.andersonsinc.com, and its investor relations website, https://investors.andersonsinc.com/home. This includes press releases and other information about financial performance, information on corporate governance and details related to the Company's annual meeting of shareholders. The information contained on the websites referenced in this Form 10-K is not incorporated by reference into this filing. Further, the Company's website references above are intended to be inactive textual references only.

Item 1A. Risk Factors

The Company's operations are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in this Form 10-K and could have a material adverse impact on the financial results of the Company. The risks described below are not the only risks facing the Company. Additional risks and uncertainties not currently known or currently viewed to be immaterial may also materially and adversely affect business, financial condition or results of operations. These risks can be impacted by factors beyond management's control. The following risk factors should be read carefully in connection with evaluating the Company and the forward-looking statements contained elsewhere in this Form 10-K.

Risks Related to our Business and Industry

Our business is affected by the supply and demand of commodities and is sensitive to factors outside of our control. Adverse price movements could negatively affect our profitability and results of operations.

Our Agribusiness and Renewables businesses buy, sell and hold inventories of agricultural input and output commodities, some of which are readily traded on commodity futures exchanges. Unfavorable weather conditions, both local and worldwide, as well as other factors beyond our control, can affect the supply and demand of these commodities and expose us to liquidity pressures to finance hedges in the commodity business in rapidly rising markets. In our Agribusiness segment, changes in the supply and demand of these commodities can also affect the value of inventories that we hold, as well as the price of raw materials as we are unable to effectively hedge these commodities. Increased inventory and raw material costs would decrease our profit margins and adversely affect our results of operations.

Corn - The principal raw material used to produce ethanol and co-products is corn. As a result, an increase in the price of corn, particularly corn basis, in the absence of a corresponding increase in petroleum-based fuel prices will typically decrease ethanol margins thus adversely affecting financial results in the Renewables segment. At certain levels, the relationship between corn and petroleum-based fuel prices may make ethanol uneconomical to produce for fuel markets. The price of corn is influenced by weather conditions and other factors affecting crop yields, shifts in acreage allocated to corn versus other major crops and general economic and regulatory factors. These factors include government policies and subsidies with respect to agriculture and international trade, and global and local supply and demand. The significance and relative impact of these factors on the price of corn is difficult to predict. Any event that tends to negatively affect the supply of corn, such as adverse weather or crop disease, could increase corn prices and adversely impact operating results. In addition, we may also have difficulty, from time to time, in physically sourcing corn on economical terms due to supply shortages. High costs or shortages could require us to suspend ethanol operations until corn is available on economical terms, which would have an adverse impact on operating results.

Commodities - While we manage the risk associated with agricultural commodity price changes for our commodity inventory positions with derivative instruments, including purchase and sale contracts, we are unable to offset 100% of the price risk of each transaction due to timing, availability of futures and options contracts, and third-party non-performance risk. Furthermore, there is a risk that the derivatives we employ will not be effective in offsetting all of the risks that we are trying to manage. This can happen when the derivative and the underlying value of grain inventories and purchase and sale contracts are not perfectly correlated. Our commodity derivatives, for example, do not perfectly correlate with the basis component of our commodity inventory and contracts. Differences can reflect time periods, locations or product forms. Although the basis component is smaller and generally less volatile than the futures component of our grain market price, basis moves on a large commodity position can significantly impact the profitability of the Company.

Our futures, options, and over-the-counter contracts are subject to margin calls. If there are large movements in commodity markets, we could be required to post significant levels of margin deposits, which would impact our liquidity. There is no assurance that the efforts we have taken to mitigate the impact of the volatility of the prices of commodities upon which we rely will be successful. Any sudden change in the price of these commodities could have an adverse impact on our business and results of operations.

Natural gas - We rely on third parties for our supply of natural gas, which is consumed in the drying of wet grain, manufacturing of certain lawn products, pelleted lime and gypsum, and manufacturing of ethanol. The prices for and availability of natural gas are subject to market conditions. These market conditions often are affected by factors beyond our control such as higher prices resulting from colder than average weather and overall economic conditions. Significant disruptions in the supply of natural gas could impact operations at the Company's facilities. Furthermore, increases in natural gas prices or changes in our natural gas costs relative to natural gas costs paid by competitors may adversely affect future results of operations and our financial position.

Gasoline and oil - We market ethanol as a fuel additive to reduce vehicle emissions from gasoline, as an octane enhancer to improve the octane rating of gasoline with which it is blended and as a substitute for petroleum-based gasoline. As a result, ethanol prices will be influenced by the supply and demand for gasoline and oil. Our future results of operations and financial position may be adversely affected if gasoline and oil demand or prices decline substantially.

Potash, phosphate and nitrogen - Raw materials used by nutrient business within the Agribusiness segment include potash, phosphate and nitrogen, for which prices can be volatile and are driven by global and local supply and demand factors. Significant increases in the price of these commodities may result in lower customer demand and higher than optimal inventory levels. In contrast, reductions in the price of these commodities may create lower of cost or net realizable value adjustments to inventories.

Some of our business segments operate in highly regulated industries. Changes in government regulations or trade association policies could adversely affect our results of operations.

Many of our business segments are subject to government regulation and regulation by certain private sector associations, compliance with which can impose significant costs on our business. Regulations of financial markets and instruments, including the Dodd-Frank Act and the Commodity Exchange Act may lead to additional risks and costs, which could adversely affect the Company's futures commission merchant business and its agricultural commodity risk management practices. Future government policies may adversely affect the supply of, demand for, and prices of the Company's products; adversely affect the Company's ability to deploy adequate hedging programs; restrict the Company's ability to do business in its existing and target markets; and adversely affect the Company's revenues and operating results. Other regulations are applicable generally to all our businesses and corporate functions, including, without limitation, those promulgated under the Internal Revenue Code, the Affordable Care Act, the Employee Retirement Income Security Act and other employment and health care related laws, federal and state securities laws, and the U.S. Patriot Act. Failure to comply with such regulations can result in additional costs, fines or criminal action.

A significant part of our operations is regulated by environmental laws and regulations, including those governing the labeling, use, storage, discharge and disposal of hazardous materials. Because we use and handle hazardous substances in our businesses, changes in environmental requirements or an unanticipated significant adverse environmental event could have an adverse effect on our business. We cannot assure that we have been, or will at all times be, in compliance with all environmental requirements, or that we will not incur costs or liabilities in connection with these requirements. Private parties, including current and former employees, could bring personal injury or other claims against us due to the presence of, or exposure to, hazardous substances used, stored or disposed of by us, or contained in our products. We are also exposed to residual risk because some of the facilities and land which we have acquired may have environmental liabilities arising from their prior use.

In addition, changes to environmental regulations may require us to modify our existing plant and processing facilities which could significantly increase the cost of those operations.

International trade disputes can adversely affect agricultural commodity and nutrient trade flows by limiting or disrupting trade between countries or regions. Trade disputes can lead to the implementing of tariffs on commodities in which we merchandise or otherwise use in our operations. This can lead to significant volatility in commodity prices, disruptions in historical trade flows and shifts in planting patterns in the Company's geographic footprint, which would present challenges and uncertainties for our business. Under the current U.S. administration, there has been a heightened risk of new or increased tariffs and trade disputes and there is currently significant uncertainty about the extent of increased tariffs and their enforceability and how they may impact our business and industry. The imposition of new tariffs or uncertainty around future tariff levels can cause significant fluctuations in the futures and basis levels of agricultural commodities and/or increased raw material costs in our nutrients business, impacting our earnings. We cannot predict the effects that future trade policy or the terms of any negotiated trade agreements and their impact on our business.

In our Agribusiness and Renewables businesses, agricultural production and trade flows can be affected by government programs and legislation. Production levels, markets and prices of the commodities we merchandise can be affected by U.S. government programs, which include acreage controls and price support programs administered by the USDA and required levels of ethanol in gasoline through the Renewable Fuel Standards as administered by the EPA. Other examples of government policies that can have an impact on our business include the Inflation Reduction Act, tariffs, taxes, duties, subsidies, import and export restrictions, outright embargoes, Low Carbon Fuel Standard programs, and price controls on agricultural commodities. Because a portion of our commodity sales are to exporters, the imposition of export restrictions and other foreign countries' regulations could limit our sales opportunities and create additional credit risk associated with export brokers if shipments are rejected at their destination.

Our Agribusiness segment also manufactures certain agricultural nutrients and uses potentially hazardous materials. All products containing pesticides, fungicides and herbicides must be registered with the EPA and state regulatory bodies before they can be sold. The inability to obtain or the cancellation of such registrations could have an adverse impact on our business. In the past, regulations governing the use and registration of these materials have required us to adjust the raw material content of our products and make formulation changes. Future regulatory changes may have similar consequences. Regulatory agencies, such as the EPA, may at any time reassess the safety of our products based on new scientific knowledge or other factors. If it were determined that any of our products were no longer considered to be safe, it could result in the amendment or withdrawal of existing approvals, which, in turn, could result in a loss of revenue, cause our inventory to become obsolete or give rise to potential lawsuits against us. Consequently, changes in existing and future government or trade association polices may restrict our ability to do business and have an adverse impact on the Company's financial results.

The Company is subject to uncertainty regarding eligibility and monetization of Section 45Z Tax Credits

Section 45Z of the Internal Revenue Code provides a per-gallon tax credit for domestically produced transportation fuels, including ethanol, based on the carbon intensity of the fuel produced and sold. The credit applies to qualifying fuel produced after December 31, 2024, and sold through December 31, 2029. Treasury and the IRS have issued proposed regulations and other guidance interpreting statutory requirements for determining eligibility and credit amounts and IRS registration (generally through Form 637) at the time of production, with IRS guidance indicating a signed registration letter dated on or before January 1, 2025 is required to claim the credit for production beginning January 1, 2025. Our ability to qualify depends on consistently achieving certain lifecycle emissions and meeting prevailing wage and apprenticeship standards needed to receive the enhanced rate; otherwise, the credit amount is reduced to one-fifth of the higher value. Changes to lifecycle modeling assumptions and/or emissions tables could reduce or eliminate the benefits we expect.

Even if we generate eligible credits, the economic value we ultimately realize remains uncertain. Section 45Z tax credits are transferable, but the transfer market is still developing, typically resulting in discounts to face value, and may require buyer diligence and insurance protections that could affect pricing and liquidity. Further, Section 45Z imposes extensive substantiation, certification, and recordkeeping requirements, and evolving IRS and Treasury guidance such as revisions to 45ZCF-GREET, emissions tables, or qualified-sale rules, may alter eligibility or reduce credit amounts. If we are unable to meet lifecycle emissions thresholds, prevailing wage or apprenticeship requirements or changing regulatory standards, we may be unable to qualify for or monetize Section 45Z tax credits in the amounts anticipated, which could adversely affect our results of operations and cash flows.

We are required to carry significant amounts of inventory across all our businesses. If a substantial portion of our inventory becomes damaged or obsolete, its value would decrease, and have an adverse impact on the Company's financial results.

We are exposed to the risk of a decrease in the value of our inventories due to a variety of circumstances in all of our businesses. For example, within both Agribusiness and Renewables, there is the risk that the quality of our inventory could deteriorate due to damage, moisture, insects, disease, or foreign material. If the quality of our inventory were to deteriorate below an acceptable level, the value of our inventory could decrease significantly. Planted acreage, and consequently the volume of fertilizer and crop protection products applied, is partially dependent upon government programs and the producer's perception of demand. Technological advances in agriculture, such as genetically engineered seeds that resist disease and insects, or that meet certain nutritional requirements, could also affect the demand for our crop nutrients and crop protection products. Any of these factors could render some of our inventory obsolete or reduce its value.

Our indebtedness could negatively affect our financial condition, decrease our liquidity and impair our ability to operate the business.

If cash on hand is insufficient to pay our obligations or margin calls as they come due at a time when we are unable to draw on our credit facility, it could have an adverse effect on our ability to conduct our business. Our ability to make payments on and to refinance our indebtedness will depend on our ability to generate cash in the future. Our ability to generate cash is dependent on various factors. These factors include general economic, financial, competitive, legislative, regulatory, and other factors that are beyond our control. Certain of our long-term borrowings include provisions that require minimum levels of working capital and equity and impose limitations on additional debt. Our ability to satisfy these provisions can be affected by events beyond our control. Noncompliance with these provisions could result in default and acceleration of debt payments.

We face significant competition and pricing pressure from other companies in our industries. If we are unable to compete effectively with these companies, our sales and profit margins would decrease, and our earnings and cash flows would be adversely affected.

The markets for our products in both of our business segments are highly competitive. While we have substantial operations in certain regions where we operate, some of our competitors are significantly larger, compete in wider markets, have greater purchasing power, and have considerably larger financial resources. We also may enter into new markets where our brand is not recognized and in which we do not have an established customer base. Competitive pressures in all of our businesses could affect the price of, and customer demand for, our products, thereby negatively impacting our profit margins and resulting in a loss of market share.

Our Agribusiness and Renewables businesses use derivative contracts to reduce the impact of volatility in the commodity markets. Non-performance by the counterparties to those contracts could adversely affect our future results of operations and financial position.

A significant number of purchases and sales within the Agribusiness and Renewables segments are made through forward contracting, much of which includes a natural back-to-back hedging relationship. In addition, the Company uses exchange traded and, to a lesser degree, over-the-counter contracts to further reduce volatility in changing commodity prices. A significant adverse change in commodity prices could cause a counterparty of one or more of our derivative contracts to not perform on its obligation.

We face exposure to country risk in countries that face financial, political, and economic unrest through unsecured credit, inventory, forward contract risk or payment origination that could adversely affect our future results of operations, financial position, and cash flows.

With our international merchandising business we have additional country risk through trade flows around the globe with direct exposure to the counterparty, via contract mark-to-market exposure, unsecured accounts receivable or inventory in the country. In certain areas in which we trade (both origination and destination), country risk may be more prevalent given the country's political and/or economic situations. With the purchases and sales of grain in vessel sized quantities within the international merchandising business increases the size and potential severity of our country risk. Additionally, there could be a rapid increase in interest rates making it difficult for our counterparties to access U.S. dollars to allow us to collect on accounts receivable timely. We have engaged third parties to provide assessments of country risk and business ratings driven by economic indicators. We also have established counterparty credit limits and various monitoring agreements. Additionally, we have a diverse customer base and have the ability to divert cargo in transit to another counterparty, country, or region to limit the exposure of a material financial loss.

Our business involves considerable safety risks. Significant unexpected costs and liabilities would have an adverse effect on our profitability and overall financial position.

Due to the nature of some of the businesses in which we operate, we are exposed to significant operational hazards such as grain dust explosions, fires, malfunction of equipment, abnormal pressures, blowouts, pipeline and tank ruptures, chemical spills or run-off, transportation accidents, and natural disasters. Some of these operational hazards may cause personal injury or loss of life, severe damage to or destruction of property and equipment or environmental damage and may result in suspension of operations and the imposition of civil or criminal penalties. If grain dust were to explode at one of our elevators, if an ethanol plant were to explode or catch fire, or if one of our pieces of equipment were to fail or malfunction due to an accident or improper maintenance, it could put our employees and others at serious risk.

We own several aging assets that require regular assessment and continual investments in maintenance capital. If we experience catastrophic damage to our facilities due to structural integrity, this could result in disruptions to operations, potential safety incidents and losses not covered by insurance.

The Company has several aging assets that require continual maintenance to remain reliable and safe to operate. Mitigating asset structural integrity risk is critical to avoid property damage claims, business interruptions, and injuries. Engineers undertake inspections of assets regularly and based on the nature of our business there are some heightened risks. For example, risk of bin failures and fires in bins are mitigated by exercising caution with moving grain and controlling temperatures, respectively. We also have an increased focus on safety and training employees to be able to identify potential safety and asset integrity issues. We also are undergoing capital spending allocations to ensure that proper maintenance can occur timely. To help mitigate losses in the event of a claim, we are insured under several policies, including but not limited to inventory, property, liability and business interruption coverage. However, these policies are subject to deductibles and certain limits. Although we believe we have appropriate levels of insurance to cover material losses, if we continue to experience insurable claims, our annual insurance premiums could increase, and some insurance carriers may cease to cover us. Obtaining adequate insurance at that point could have additional costs and lesser coverage. Then, the occurrence of a claim, could have a material adverse effect on our reputation, financial condition and results of operations.

Adverse weather conditions, including as a result of climate change, may adversely affect the availability, quality and price of agricultural commodities and agricultural commodity products, as well as our operations and operating results.

Adverse weather conditions have historically caused volatility in the agricultural commodity industry and consequently in our operating results by causing crop failures or significantly reduced harvests, which may affect the supply and pricing of the agricultural commodities that we sell and use in our business, reduce demand for our fertilizer products and negatively affect the creditworthiness of agricultural producers who do business with us. While the Company continues to expand its geographic footprint, a significant portion of the Company's assets are still exposed to conditions in the Eastern Grain Belt. In this region, adverse weather during the fertilizer application, planting, and harvest seasons can have negative impacts on our Agribusiness and Renewables businesses. Higher basis levels or adverse crop conditions in the Eastern Grain Belt can increase the input costs or lower the market value of our products relative to other market participants that do not have the same geographic concentration.

Additionally, the potential physical impacts of climate change are uncertain and may vary by region. These potential effects could include changes in rainfall patterns, water shortages, changing sea levels, changing storm patterns and intensities, and changing temperature levels that could adversely impact our costs and business operations, the location, costs and competitiveness of agricultural commodity production and related storage and processing facilities and the supply and demand for agricultural commodities. These effects could be material to our results of operations, liquidity or capital resources.

The Company faces risks related to international conflicts, acts of terrorism and wars that may adversely impact the Company's financial condition or results of operations.

Geopolitical instability and conflicts including acts of terrorism, threats of war or actual war, could cause disruptions in our ability to sell and ship products, collect payments from, and do business with certain customers based on logistic challenges, safety concerns, and conforming with regulatory compliance. There could be trade restrictions including export restrictions and tariffs which would increase costs and have an adverse effect on results from operations.

General Risk Factors

We rely on a limited number of suppliers for certain of our raw materials and other products and the loss of one or several of these suppliers could increase our costs and have a material adverse effect on any one of our business segments.

We rely on a limited number of suppliers for certain of our raw materials and other products. If we were unable to obtain these raw materials and products from our current vendors, or if there were significant increases in our supplier's prices, it could significantly increase our costs and reduce our profit margins.

We are subject to global and regional economic downturns and related risks including health epidemics, pandemics and similar outbreaks.

The level of demand for our products is affected by global and regional demographic and macroeconomic conditions, including population growth rates, changes in standards of living and the occurrence of any health-related risks. A significant downturn in global economic growth, or recessionary conditions in major geographic regions, may lead to reduced demand for agricultural commodities and food products, which could adversely affect our business and results of operations. The occurrence of health-related risks including epidemics or global pandemics may adversely affect the economy. The extent to future epidemics or pandemics impact our business going forward will depend on the duration or scope of the outbreak and how governmental, businesses, and society respond, along with the economic impact including financial market volatility. The pace of economic improvement is uncertain and there can be no assurance that economic and/or political conditions will not continue to affect market and consumer confidence or deteriorate further in the near term.

The Company may not be able to effectively integrate businesses it acquires.

We continuously look for opportunities to enhance our existing businesses through strategic acquisitions. The process of integrating an acquired business into our existing business and operations may result in unforeseen operating difficulties and expenditures as well as require a significant amount of management resources. There is also the risk that our due diligence efforts may not uncover significant business flaws or hidden liabilities. In addition, we may not realize the anticipated benefits and synergies of an acquisition and they may not generate the anticipated financial results. Additional risks may include the inability to effectively integrate the operations, products, technologies and personnel of the acquired companies. The inability to maintain uniform standards, controls, procedures and policies would also negatively impact operations.

If our goodwill, amortizable intangible assets and long-lived assets become impaired, then we could be required to record a significant charge to earnings.

The Company is required to test for goodwill impairment at least annually. In addition, we review our tangible and intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill, amortizable intangible assets and long-lived assets may not be recoverable include prolonged declines in our stock price, market capitalization or cash flows, and slower growth rates in our industry. Depending on the results of our review, we could be required to record a significant charge to earnings in our Consolidated Financial Statements during the period in which any impairment is determined, negatively impacting our results of operations.

Our business depends on our ability to successfully manage productivity improvements and ongoing organizational change, including our ability to attract and retain talented employees.

Our financial projections assume certain ongoing productivity improvements and cost savings, including staffing adjustments as well as employee departures. Failure to deliver these planned productivity improvements and cost savings, while continuing to invest in business growth, could adversely impact our results of operations and cash flows. Additionally, changes in our senior management have recently occurred, and successfully executing organizational change, management transitions at leadership levels of the Company and motivation and retention of key employees, is critical to our business success. This includes developing and retaining organizational capabilities in key growth markets where the depth of skilled or experienced employees may be limited and competition for these resources is intense, as well as continuing the development and execution of strong leadership succession plans. Failure to effectively identify key employees and ensure appropriate training and smooth transitions could adversely impact our ability to execute our business strategies and operations. If we are unable to motivate and retain employees, we may not be able to maximize productivity and effectively operate our facilities. Factors that may affect our ability to attract and retain sufficient numbers of qualified employees include employee morale, our reputation, competition from other employers and availability of qualified individuals.

Compliance with evolving regulations regarding disclosure of emissions and metrics and/or climate change may impact our reputation, increase our operating costs, and reduce the value of our assets and products.

As an agricultural company, we assess the potential impacts of our business by environmental risks including climate change, greenhouse gas emissions and other environmental issues. The Company, through our Enterprise Risk Management ("ERM") program and other efforts, is actively focused on implementing responsible practices to reduce environmental risks while complying with evolving laws and regulations. We have participated with customers in sustainable sourcing pilot projects which provides farming operations greater visibility into their sustainability activities. If we are unable to properly assess these risks and meet our appropriate disclosure requirements, or if our efforts are considered to be inadequate, then stakeholders, the industry, and investors might perceive that we are not responding appropriately and responsibly. As a result, investors may reconsider their capital investments, and our reputation could be diminished leading to customers and suppliers choosing to refrain from engaging in business with us.

The Company faces transition risks and physical risks related to climate change and electrification.

With the increased regulations and opportunity of electric vehicles comes the transitional risk that biofuels are in lower demand due to environmental concerns with climate change and changing consumer behavior. While biofuels also have less carbon emissions than regular gasoline, electric vehicles have the lowest emissions. A decrease in demand for biofuels as a result of regulatory or market changes would result in ethanol plants being underutilized and would adversely impact the results of our Renewables segment.

In addition, a decrease in corn demand for ethanol production could also impact our Agribusiness segment if it resulted in a greater supply of corn for human and livestock consumption, driving down food costs and potentially overall grain prices. From a physical risk standpoint, there is increased land acreage that was historically used for growing corn that is being left unplanted as there is belief that the empty farmland is aiding in absorbing carbon dioxide. This would result in decreased agriculture productivity, reducing the amount of fertilizers needed and grains harvested. There are many assumptions both domestically and internationally driving the impact of supply and demand for corn, soybeans and other grains so it is too early to quantify the transition and physical risks involved with the gradual shift to electrification and the environmental regulatory changes. Although we believe that many regions both domestically and internationally will still rely on biofuels as they are slower to make changes and might not have immediate resources to do so, we cannot be certain about the pace and nature of changes in the industry and how it will impact demand for our products. These environmental changes could be costly and adversely affect our facilities, financial position and results of operations. While our Company believes that we are strategically positioned so that we can assess our role in actively reducing environmental risks while remaining focused on being a leader in the merchandising of grains and other co-products domestically and internationally, it is not possible to predict exactly how a changing climate will impact our business. If our strategies prove ineffective, our business could be adversely affected.

The Company's information technology systems may impose limitations or failures which may affect the Company's ability to conduct its business.

The Company's information technology systems, some of which are dependent on services provided by third parties, provide critical data connectivity, information and services for internal and external users. These interactions include, but are not limited to, ordering and managing materials from suppliers, converting raw materials to finished products, inventory management, shipping products to customers, processing transactions, summarizing and reporting results of operations, complying with regulatory, legal or tax requirements, human resources and other processes necessary to manage the business. The Company has put in place business continuity plans for its critical systems. However, if the Company's information technology systems are damaged, or cease to function properly due to any number of causes, such as catastrophic events or power outages, and the Company's business continuity plans do not allow it to effectively recover on a timely basis, the Company may suffer interruptions in the ability to manage its operations, which may adversely impact the Company's operating results.

We are in the process of reviewing our systems roadmap, to help standardize processes and support growth initiatives. This will result in system implementations as part of our ongoing information technology transformation strategy, and we plan to implement these systems throughout relevant parts of our business. If we do not allocate and effectively manage the resources necessary to explore, build and sustain the proper information technology infrastructure, or if we fail to achieve the expected benefits from this initiative, it may impact our ability to process transactions accurately and remain aligned with the changing needs of our business. In addition, failure to deliver the applications on time or anticipate the necessary readiness and training needs could lead to business disruption, and loss of customers and employees. In connection with potential implementations and resulting business process changes, we will continue to enhance the design and documentation of business processes and controls, including our internal control over financial reporting processes, to maintain effective controls over financial reporting.

We utilize cloud-based services, systems and networks managed by third-party vendors to process, transmit and store information and to conduct certain business activities and transactions with employees, customers, vendors and other third parties. Our utilization of these cloud-based services and systems could increase as we implement our information technology transformation initiatives. If any of these third-party service providers or vendors do not perform effectively, or if we fail to adequately monitor their performance (including compliance with service-level agreements or regulatory or legal requirements), we may have to incur additional costs to correct errors made by such service providers, or we could be subject to litigation, claims, or regulatory proceedings. Depending on the function involved, such errors may also lead to business disruption, processing inefficiencies, the loss of or damage to intellectual property or sensitive data through security breaches or otherwise, adverse effects on financial reporting, or damage to our reputation. In addition, the management of multiple third-party service providers increases operational complexity and decreases our control.

Data privacy regulations continue to evolve, and non-compliance with such regulations, including as a result of adoption of emerging technologies, such as artificial intelligence, could subject the Company to legal claims or proceedings, potential regulatory fines and penalties and damage to our reputation. These factors may adversely impact our business, results of operations, and financial condition, as well as our competitive position.

We are at risk of cyber-incidents or other security breaches that could undermine our ability to operate effectively.

Our security measures may be breached due to employee error, malfeasance, or otherwise. In addition, although the systems continue to be refreshed periodically, portions of the infrastructure are outdated and may not be adequate to support new business processes, accounting for new transactions, or implementation of new accounting standards if requirements are complex or materially different than what is currently in place.

Additionally, outside parties may attempt to destroy critical information, or fraudulently induce employees, third-party service providers, or users to disclose sensitive information to gain access to our data or our users' data. Notwithstanding the attention the Company pays to cybersecurity risks and the processes and controls implemented, the Company may not be successful in preventing or mitigating a cybersecurity incident. As with all companies, these security measures are subject to third-party security breaches, employee error, malfeasance, faulty password management, or other irregularities from time to time. Cybersecurity risks rapidly evolve and are complex, so the Company must continually adapt and enhance processes and controls. As the Company does this, management must make judgments about where to invest resources to protect the Company and our assets most effectively. These are inherently challenging processes, and management can provide no assurance that the processes and controls implemented will be effective or that we will be able to prevent, repel or mitigate the effects of such an attack by outside parties. The Company also relies on third parties to maintain and process certain information which could be subject to breach or unauthorized access to Company or employee information. We must rely on these entities for adequately detecting and reporting cyber incidents, in which delays could disrupt our operations or potentially affect our ability to report or respond to cybersecurity incidents effectively or in a timely manner. Any such incident to the Company or a third party could result in an inability to perform critical functions, significant legal and financial exposure, damage to our reputation, and a loss of confidence in the security of our services that could potentially have an adverse effect on our business.

For information on our cybersecurity risk management, strategy and governance, see *Item 1C. Cybersecurity*.

A change in tax laws or regulations of any federal, state or international jurisdiction in which we operate could increase our tax burden and otherwise adversely affect our financial position, results of operations, cash flows and liquidity.

We continue to assess the impact of various U.S. federal, state, local, and international legislative proposals that could result in a material increase to our U.S. federal, state, local and/or international taxes. We cannot predict what impact, if any, changes in federal policy, including tax policies, will have on our industry or whether any specific legislation will be enacted or the terms of any such legislation. However, if such proposals were to be enacted, or if modifications were to be made to certain existing regulations, the consequences could have a material adverse impact on us, including increasing our tax burden, increasing our cost of tax compliance or otherwise adversely affecting our financial position, results of operations, cash flows and liquidity. Changes in applicable U.S. or foreign tax laws and regulations, or their interpretation and application, including the possibility of retroactive effect, could affect our tax expense and profitability. Such impact may also be affected positively or negatively by subsequent potential judicial interpretation or related regulation or legislation which cannot be predicted with certainty.

We are subject to various legal and regulatory proceedings, including litigation in the ordinary course of business, and uninsured judgments or a rise in insurance premiums may adversely impact our business, financial condition and results of operations.

In the ordinary course of business, we are subject to various legal and regulatory proceedings, which may include but are not limited to those involving antitrust, tax, environmental, intellectual property, data privacy and other matters, including general commercial litigation. Any claims raised in legal and regulatory proceedings, whether with or without merit, could be time consuming, expensive to defend, damage our reputation and could divert management's attention and resources. Additionally, the outcome of legal and regulatory proceedings may differ from our expectations because the outcomes of these proceedings are often difficult to reliably predict. Various factors and developments can lead to changes in our estimates of liabilities and related insurance receivables, where applicable, or may require us to make additional estimates, including new or modified estimates that may be appropriate due to a judicial ruling or judgment, a settlement, regulatory developments or changes in applicable law. A future adverse ruling, settlement or unfavorable development could result in damage to our reputation and charges that could have a material adverse impact on our results of operations in any particular period.

In accordance with customary practice, we maintain insurance against some, but not all, of these potential claims. In the future, we may not be able to maintain insurance at commercially acceptable premium levels. In addition, the levels of insurance we maintain may not be adequate to fully cover any and all losses or liabilities. If any significant judgment or claim is not fully insured or indemnified against, it could have a material adverse impact on our business, financial condition and results of operations.

Item 1B. Unresolved Staff Comments

The Company has no unresolved staff comments.

Item 1C. Cybersecurity

The Company is committed to ensuring the safe operation of its business by means of a dedicated cybersecurity program designed to protect the confidentiality, integrity, and availability of its assets from cybersecurity threats. The Company's customers, suppliers, and joint venture partners also face cybersecurity threats, and a cybersecurity incident impacting the Company or any of these entities could materially impact our operations, performance, and results of operations. New and evolving cybersecurity threats and related risks make it imperative that the Company allocates the appropriate resources to mitigate these risks, adapts to the changing cybersecurity landscape, and responds to emerging threats in a timely and effective manner.

The underlying controls of the Company's cybersecurity program are designed to be aligned with the National Institute of Standards and Technology Cybersecurity Framework ("NIST CSF") standards for cybersecurity and information technology. The controls in the Company's cybersecurity program include but are not limited to, endpoint threat detection and response, identity and access management, logging and monitoring, multi-factor authentication, firewalls and intrusion detection and prevention, vulnerability, and patch management. Management regularly assesses the Company's cybersecurity capabilities and has implemented policies, processes, and technology that it considers appropriate to reduce the likelihood or impact of a breach. The Company maintains an incident response plan that is tested through tabletop exercises throughout the year.

Third parties also play a role in the Company's cybersecurity. The Company engages third-party contractors to assess cybersecurity controls, whether through penetration testing, independent audits, or consulting on best practices to address new challenges. These assessments include testing both the design and operational effectiveness of these cybersecurity controls. The Company engages with these partners to monitor and maintain the performance and effectiveness of products and services that are deployed in the Company's information technology environment. Management also shares and receives threat intelligence with our peers, local public companies, and cybersecurity associations.

The Company's Senior Director of Cyber Security and Enterprise Operations ("CISO"), reporting to the Chief Information Officer ("CIO"), is the leader of the Company's cybersecurity team. The CISO is responsible for assessing and managing the Company's cybersecurity program, informs the CIO and other senior management as appropriate regarding the prevention, detection, mitigation, and remediation of cybersecurity incidents and supervises such efforts. Our CISO and CIO have decades of collective experience managing information technology and cybersecurity functions, both at the Company and in prior positions at large, Fortune 500 global businesses. Management also periodically evaluates the experience of the Company's entire cybersecurity team to ensure adequate coverage across all eight key knowledge domains identified by the Certified Information Systems Security Professional ("CISSP") certification.

Employees outside of the cybersecurity team also have a role in our cybersecurity defenses and they are engaged in a culture supportive of security protocols, which management believes improves the Company's cybersecurity. All employees are required to complete cybersecurity trainings annually and have access to more frequent cybersecurity trainings through online trainings and newsletters. The internal business owners of hosted applications are required to document user access reviews at least annually and receive a System and Organization Controls ("SOC") 1 or SOC 2 report from the vendor. If a third-party vendor is not able to provide a SOC 1 or SOC 2 report, management will take additional steps to assess the vendor's cybersecurity preparedness.

The Audit Committee of the Board of Directors oversees the Company's cybersecurity program and the steps taken by management to monitor and mitigate cybersecurity risks. The CIO regularly addresses the Audit Committee, typically on a quarterly basis, regarding our cybersecurity and data privacy progress to the NIST CSF standards along with briefing the Committee on any cybersecurity incidents that were determined to have a moderate or higher impact on the business, even if immaterial to the Company as a whole. In the event of an incident, management intends to follow the Company's incident response plan, which outlines the steps to be followed from the detection of an incident to mitigation, recovery, and notification, including notifying functional areas, as well as senior leadership and the Audit Committee, as appropriate. Determination of when to notify senior leadership and the Audit Committee is made by the CIO in consultation with other members of senior leadership as needed. Depending on the nature and severity of the incident, disclosure can be handled either through scheduled quarterly reporting to the Audit Committee or as an immediate disclosure to the Chair of the Audit Committee.

Assessing, identifying, and managing cybersecurity related risks are integrated into the Company-wide ERM process. On an annual basis, management assesses the top risks facing the enterprise through the Company's ERM process. Cybersecurity related risks are included in this annual function and to the extent the ERM process assigns a heightened risk to cybersecurity, risk owners are named to address the severity, likelihood, and controls in place to mitigate these risks. Upon the conclusion of the ERM process, management's assessment is then presented to the Board of Directors.

Notwithstanding the attention the Company pays to cybersecurity risks and the processes and controls implemented, the Company may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on its business, strategy, financial condition, results of operations, cash flows, and reputation. Cybersecurity risks rapidly evolve and are complex, so the Company must continually adapt and enhance processes and controls. As the Company does this, management must make judgments about where to invest resources to protect the Company and our assets most effectively. These are inherently challenging processes, and management can provide no assurance that the processes and controls implemented will be effective.

The Company has experienced, and expects to continue to experience, cyber incidents in the normal course of business. Cybersecurity threats, including as a result of previous incidents, to date, have not had, and as of the date hereof we do not believe are reasonably likely to have, a material adverse effect on the Company's business, strategy, financial condition, results of operations, or cash flows. However, for the reasons described above, management cannot guarantee that the Company will not be materially affected in the future. While the Company maintains cybersecurity insurance, the costs related to cybersecurity threats or disruptions may not be fully insured. See Item 1A. "Risk Factors" for further discussion of cybersecurity risks.

Item 2. Properties

The Company's principal agriculture and other properties as of December 31, 2025 are described below. The Company believes that its properties are adequate for its business, well maintained and utilized, suitable for their intended uses and adequately insured.

	Agribusiness			Renewables
(in thousands) Location	Grain Storage (bushels)	Dry Fertilizer Storage (tons)	Liquid Fertilizer Storage (tons)	Nameplate Capacity (gallons)
Canada	21,166	—	—	—
Idaho	16,837	—	—	—
Indiana	16,800	134	135	110,000
Iowa	—	68	—	55,000
Kansas	74,178	11	23	—
Louisiana	23,276	—	—	—
Michigan	27,209	47	75	130,000
Nebraska	12,416	40	—	—
Ohio	38,578	78	152	110,000
Texas	23,901	16	3	—
Wisconsin	—	80	25	—
Other	16,424	65	56	—
	270,785	539	469	405,000

The Agribusiness grain storage facilities are mostly concrete and steel tanks, with some flat storage buildings. The Company also owns grain inspection buildings and dryers, maintenance buildings and truck scales and dumps. Approximately 73% of the total grain storage capacity noted above, which includes temporary pile storage, is owned, while the remaining capacity is leased from third parties.

The Agribusiness dry and liquid fertilizer properties consist mainly of fertilizer warehouse and formulation packaging facilities for dry and liquid fertilizers. The Company owns substantially all of these facilities noted above.

The Renewables properties consist of four ethanol plants which include grain storage tanks with a storage capacity of 14 million bushels that are predominantly used for the storage of corn as a raw material for the ethanol production process. The combined nameplate capacity of the plants is 405 million gallons, yet actual production is consistently well in excess of this amount.

Item 3. Legal Proceedings

The Company is currently subject to various claims and suits arising in the ordinary course of business, which include environmental issues, employment claims, contractual disputes, and defensive counterclaims. The Company accrues liabilities in which litigation losses are deemed probable and estimable. The Company believes it is unlikely that the results of its current legal proceedings, other than those disclosed in Note 12 of the Consolidated Financial Statements in Item 8, even if unfavorable, will result in material liabilities beyond what it currently has accrued. There can be no assurance, however, that any claims or suits arising in the future, whether taken individually or in the aggregate, will not have a material adverse effect on our financial condition or results of operations.

Item 4. Mine Safety

Not applicable.

Part II.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Common Shares of The Andersons, Inc. trade on the Nasdaq Global Select Market under the symbol "ANDE".

Shareholders

At February 6, 2026, there were 390 shareholders of record and approximately 30,209 shareholders for whom security firms acted as nominees.

Dividends

The Company has declared and paid consecutive quarterly dividends since its first year of trading in 1996. While the Company's intends to continue to pay a comparable quarterly cash dividend for the foreseeable future, dividends are subject to approval from the Board of Directors. Dividends paid from January 2024 to January 2026 are as follows:

Payment Date	Amount
January 22, 2024	$0.190
April 22, 2024	$0.190
July 22, 2024	$0.190
October 22, 2024	$0.190
January 23, 2025	$0.195
April 22, 2025	$0.195
July 22, 2025	$0.195
October 22, 2025	$0.195
January 23, 2026	$0.200

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of Shares Purchased [1]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [2]
October 2025	—	$ —	—	$ 82,339,037
November 2025	666	49.84	—	82,339,037
December 2025	—	—	—	82,339,037
Total	666	$ 49.84	—	$ 82,339,037

(1) During the three months ended December 31, 2025, the Company acquired shares of common stock held by employees who tendered owned shares to satisfy tax withholding obligations along with common stock repurchased as a part of the Company's Repurchase Plan.
(2) As of August 15, 2024, the Company was authorized to purchase up to $100 million of the Company's common stock (the "Repurchase Plan") on or before August 15, 2027. As of December 31, 2025, approximately $17.7 million of the $100 million available to repurchase shares had been utilized. The Repurchase Plan does not obligate the Company to acquire any specific number of shares. Under the Repurchase Plan, shares may be repurchased in privately negotiated and/or open market transactions, including under plans complying with Rule 10b5-1 under the Exchange Act. No shares were repurchased under the Repurchase Plan during the fourth quarter of 2025.

Performance Graph

The graph below compares the total shareholder return on the Company's Common Shares to the cumulative total return for the Russell 3000 Index and a Peer Group Index. The indices reflect the year-end market value of an investment in the stock of each company in the index, including additional shares assumed to have been acquired with cash dividends, if any. The Peer Group Index, weighted for market capitalization, includes the following companies:

Archer-Daniels-Midland Co.	Green Plains Inc.
Alto Ingredients, Inc.	The Mosaic Company
Bunge Global SA	Nutrien Ltd.
Darling Ingredient	Rex American RS

The graph assumes a $100 investment in The Andersons, Inc. Common Shares on December 31, 2020, and also assumes investments of $100 in the Russell 3000 Index and Peer Group Index, respectively, on December 31 of the first year of the graph. The value of these investments as of the following calendar year-ends is shown in the table below the graph.



	Base Period	Cumulative Returns				
	2020	**2021**	**2022**	**2023**	**2024**	**2025**
The Andersons, Inc.	$ 100.00	$ 161.53	$ 148.95	$ 248.70	$ 177.05	$ 236.83
Russell 3000 Index	$ 100.00	$ 125.66	$ 101.53	$ 127.88	$ 158.32	$ 185.47
Peer Group Index	$ 100.00	$ 148.05	$ 168.13	$ 140.04	$ 105.51	$ 130.48

Item 6.

Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help the reader understand the results of operations and financial condition of the Company. MD&A is provided as a supplement to, and should be read in conjunction with, our Consolidated Financial Statements and the accompanying Notes to Financial Statements (Part II, Item 8 of this Form 10-K). This section generally discusses the results of our operations for the year ended December 31, 2025, compared to the year ended December 31, 2024. For a discussion of the year ended December 31, 2024, compared to the year ended December 31, 2023, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the year ended December 31, 2024, filed on February 19, 2025.

Executive Overview

Effective January 1, 2025, the Company realigned its organizational structure to better reflect updates in management reporting resulting in a change in reportable segments. As a result, the former Trade segment was combined with the former Nutrient & Industrial segment in the newly formed Agribusiness segment along with several smaller business lines being moved between the Agribusiness and Renewables segments. All prior period segment information has been recast to conform to the current year presentation.

The agricultural commodity-based business is one in which changes in selling prices generally move in relationship to changes in purchase prices. Therefore, increases or decreases in prices of the commodities that the business deals in will have a relatively equal impact on sales and merchandising revenues and cost of sales and merchandising revenues and a much less significant impact on gross profit. As a result, changes in sales and merchandising revenues between periods may not necessarily be indicative of the overall performance of the business and greater emphasis should be placed on changes in gross profit.

Agribusiness

The Agribusiness segment's operating results declined from the prior year as the segment faced difficult market conditions, including an oversupplied market, low commodity prices, and muted volatility through much of the year. These conditions kept commercial activity more short-term in nature, creating margin pressure in our merchandising business. We saw improvement through the record fall corn harvest, as our western footprint was able to accumulate good volumes at favorable values. In addition, our eastern footprint was able to recognize good elevation margins on corn from strong export and ethanol demand in the last part of the year. The premium ingredient business continued its steady performance, leveraging recent investments into this space. The fertilizer business benefited a large spring application season with the highest corn plantings in recent history.

Our complementary asset footprint should provide some uplift in 2026, with more traditional basis appreciation opportunities in the west, while continued export demand would benefit elevation margins for the eastern assets. Sorghum exports remained strong into early 2026 which we expect will benefit our Skyland Grain, LLC ("Skyland") and Houston port export assets. As on-farm grain volumes come to market, merchandising opportunities may arise. Domestic premium ingredient demand is also expected to stay solid and should continue to support recent capital growth investments. Expected corn plantings are higher than historical average, which may drive demand for nitrogen products, but volumes will be dependent on farmer economics.

Total Agribusiness grain storage space capacity at company-owned or leased grain facilities, including temporary pile storage, was approximately 271 million and 291 million bushels at December 31, 2025, and 2024, respectively. The decrease in grain storage capacity from the same period of the prior year was due to a current year incident at a grain terminal in Sunray, Texas, as well as the closing of several smaller underperforming grain locations. The storage capacity at our nutrient facilities was evenly split between dry and liquid storage with a total capacity of approximately one million tons at December 31, 2025, and 2024, respectively.

Renewables

The Renewables segment had another solid performance in 2025 led by strong operations at the Company's ethanol plants. Our plants had another outstanding production year, once again setting a record for gallons produced. Ethanol board crush improved $0.02 per gallon over 2024, which was more than offset by higher corn basis in the east and higher natural gas cost. We acquired 100% of our ethanol plants at the end of July, which generated nearly $40 million of incremental plant income before income taxes attributable to the company in the back half of the year. Finally, with our focus on running efficient ethanol plants, we were able to qualify for and realize $35 million of Section 45Z clean fuel production tax credits in 2025.

Favorable biofuels policies, continuing elevated export demand, upcoming planned industry maintenance, and the summer gasoline demand should all support ethanol fundamentals this year. Renewable feedstocks merchandising should also benefit this year with the proposed robust Renewable Volume Obligations establishing the volume of renewable fuels that must be blended into transportation fuels.

Volumes shipped were as follows:

	Year Ended December 31,	
(in thousands)	2025	2024
Ethanol (gallons shipped)	789,242	793,554
E-85 (gallons shipped)	43,438	47,073
Renewable feedstocks (pounds shipped) [a]	1,446,092	1,634,213
Dried distillers grains (tons shipped) [b]	2,130	2,451

(a) Includes corn oil, soybean oil, and other fats, oils, and greases.
(b) Dried distillers grains ("DDG") tons shipped converts wet tons to a dry ton equivalent amount.

Other

The Company's "Other" activities include corporate income and expense and cost for functions that provide support and services to the operating segments. The results include expenses and benefits not allocated to the operating segments and other elimination and consolidation adjustments.

Operating Results

The following discussion focuses on the operating results as shown in the Consolidated Statements of Operations with a separate discussion by segment. Additional segment information is included in Note 10 to the Company's Consolidated Financial Statements in Item 8.

	Year Ended December 31, 2025			
(in thousands)	Agribusiness	Renewables	Other	Total
Sales and merchandising revenues	$ 8,260,004	$ 2,748,924	$ —	$11,008,928
Cost of sales and merchandising revenues	7,703,097	2,592,180	—	10,295,277
Gross profit	556,907	156,744	—	713,651
Operating, administrative and general expenses	486,935	42,680	55,619	585,234
Asset impairment	14,777	3,352	—	18,129
Interest expense (income)	43,482	5,681	(2,004)	47,159
Other income (expense), net	44,874	35,071	(1,605)	78,340
Income (loss) before income taxes	56,587	140,102	(55,220)	141,469
Income (loss) before income taxes attributable to the noncontrolling interests	(275)	23,863	—	23,588
Non-GAAP Income (loss) before income taxes attributable to the Company	$ 56,862	$ 116,239	$ (55,220)	$ 117,881

(in thousands)	Agribusiness	Renewables	Other	Total
		Year Ended December 31, 2024		
Sales and merchandising revenues	$ 8,456,381	$ 2,801,167	$ —	$11,257,548
Cost of sales and merchandising revenues	7,933,389	2,630,233	—	10,563,622
Gross profit	522,992	170,934	—	693,926
Operating, administrative and general expenses	418,110	37,011	48,499	503,620
Interest expense (income)	30,911	2,828	(1,979)	31,760
Other income, net	35,185	8,665	(1,639)	42,211
Income (loss) before income taxes	109,156	139,760	(48,159)	200,757
Income before income taxes attributable to the noncontrolling interests	73	56,615	—	56,688
Non-GAAP Income (loss) before income taxes attributable to the Company	$ 109,083	$ 83,145	$ (48,159)	$ 144,069

The Company uses Non-GAAP Income (loss) before income taxes attributable to the Company, a non-GAAP financial measure as defined by the Securities and Exchange Commission, to evaluate the Company's financial performance. This performance measure is not defined by accounting principles generally accepted in the United States and should be considered in addition to, and not in lieu of, GAAP financial measures.

Management believes that Non-GAAP Income (loss) before income taxes attributable to the Company is a useful measure of the Company's performance as it provides investors additional information about the Company's operations allowing better evaluation of underlying business performance and better period-to-period comparability. This measure is not intended to replace or be an alternative to Income (loss) before income taxes, the most directly comparable amount reported under GAAP, which is also presented in the table above.

Comparison of 2025 with 2024

Agribusiness

Operating results for the Agribusiness segment decreased by $52.2 million from the prior year results. Sales and merchandising revenues decreased $196.4 million and cost of sales and merchandising revenues decreased by $230.3 million resulting in a $33.9 million increase in gross profit. The decrease in sales and merchandising revenues and cost of sales and merchandising revenues can be attributed to both reduced commodity prices and volumes in the Company's legacy footprint. This decrease in the legacy business was partially offset by the increase in sales and merchandising revenues and cost of sales and merchandising revenues from the full year impact of our Skyland investment, which we acquired in November 2024 and added $468.0 million and $392.0 million, respectively in 2025. Gross profit increased by $33.9 million from the prior year with $76.0 million of the increase as a result of additional Skyland gross profit, which was partially offset by reduced results from our legacy asset and merchandising businesses from limited trade flows due to a surplus of grain supplies and weak customer demand.

Operating, administrative and general expenses increased $68.8 million compared to prior year, with substantially all of the increase related to the acquired Skyland business.

Asset impairment charges of $14.8 million were related to closing several smaller underperforming grain and nutrient locations along with a facility that was damaged from a grain explosion.

Interest expense increased by $12.6 million, with substantially all of the increase due to increased borrowing related to the acquired Skyland business.

Other income, net increased by $9.7 million primarily driven by $16.8 million of additional property insurance recoveries that were partially offset by less interest income from less cash on hand.

Renewables

Operating results for the Renewables segment were consistent with the prior year before consideration of the noncontrolling interest share. Sales and merchandising revenues, as well as the related cost of sales and merchandising revenues, remained largely in line with the prior year, with a decrease of less than 2%. The slight decline was primarily driven by lower renewable feedstock volumes, while sales prices remained consistent with the prior year. The $14.2 million decrease in gross profit was mainly attributable to an $11.1 million decrease in results of the ethanol plants. Although the plants operated efficiently with improved yields and higher production, they were unable to overcome market pressures stemming from elevated corn basis and natural gas costs in the current year.

Operating, administrative and general expenses increased by $5.7 million, primarily due to $5.9 million in costs associated with the acquisition of the remaining equity interests in TAMH in 2025.

Asset impairment charges increased by $3.4 million from the prior year due to a charge related to equipment used in corn oil refinement.

Interest expense, net increased by $2.9 million from greater borrowings due to less cash on hand as a result of the acquisition of the remaining interest in TAMH.

Other income increased by $26.4 million from prior year as the Company recognized $35.0 million of clean fuel production credits in the current year. This is partially offset by a $3.4 million decline in interest income and the absence of a $3.1 million gain recorded in the prior year related to the deconsolidation of the ELEMENT ethanol plant.

Other

Corporate expenses increased by $7.1 million and were primarily driven by increased long-term incentive costs driven by improved Renewables performance, along with a $1.4 million pension plan settlement charge.

Income Taxes

In 2025, the Company recorded income tax expense of $22.2 million. The Company's effective rate for 2025 was 15.7% on Income before income taxes of $141.5 million. The difference between the 15.7% effective tax rate and the U.S. federal statutory tax rate of 21% is primarily attributable to the tax impact of noncontrolling interest, nontaxable clean fuel production credits and the reversal of certain unrecognized tax benefits, partially offset by state and local taxes, nondeductible compensation, and valuation allowances on losses in foreign tax jurisdictions.

In 2024, the Company recorded income tax expense of $30.1 million. The Company's effective rate for 2024 was 15.0% on Income before income taxes of $200.8 million. The difference between the 15.0% effective tax rate and the U.S. federal statutory tax rate of 21% is primarily attributable to the tax impact of noncontrolling interest and U.S. federal tax credits partially offset by state and local income taxes, tax impacts of foreign operations, and nondeductible compensation.

The Company's subsidiary partnership returns are under U.S. federal and certain state tax examinations for tax years 2018 through 2022. The Company's subsidiary is under federal tax examination by the Mexican tax authorities for tax year 2015. The U.S. federal, state, and Mexican tax authorities' examinations could potentially be resolved within the next 12 months. The resolution of these examinations could change our unrecognized tax benefits and favorably impact income tax expense by a range of zero to $2.8 million.

On December 20, 2021, the Organization for Economic Co-operation and Development ("OECD") issued Pillar Two model rules introducing a global minimum tax of 15% on large corporations. Although the U.S. has not adopted the Pillar Two model rules, several foreign countries have enacted legislation which closely follows OECD's Pillar Two guidance. The impact of Pillar Two legislation in our relevant jurisdictions is immaterial to the Company's 2025 effective tax rate.

On July 4, 2025, the United States passed the One Big Beautiful Bill Act ("OBBBA"), which modified the existing international tax framework and permanently extended select provisions of the Tax Cuts and Jobs Act. This legislation did not materially affect the Company's effective tax rate for 2025 and is not expected to impact the Company's effective tax rate for 2026, with the exception of clean fuel production credits. The bill provides for changes in the calculation of the carbon intensity score which may significantly favorably affect credits, recorded as Other income, and extended the credits through 2029.

Liquidity and Capital Resources

Working Capital

At December 31, 2025, the Company had working capital of $690.0 million, a decrease of $429.1 million from the prior year. This decrease was attributable to changes in the following components of current assets and current liabilities:

(in thousands)	December 31, 2025	December 31, 2024	Variance
Current Assets			
Cash and cash equivalents	$ 98,283	$ 561,771	$ (463,488)
Accounts receivable, net	652,472	764,550	(112,078)
Inventories	1,365,121	1,286,811	78,310
Commodity derivative assets – current	135,466	148,801	(13,335)
Other current assets	125,067	88,344	36,723
Total current assets	2,376,409	2,850,277	(473,868)
Current Liabilities			
Short-term debt	249,420	166,614	82,806
Trade and other payables	918,691	1,047,436	(128,745)
Customer prepayments and deferred revenue	195,331	194,025	1,306
Commodity derivative liabilities – current	51,153	59,766	(8,613)
Current maturities of long-term debt	63,375	36,139	27,236
Accrued expenses and other current liabilities	208,427	227,192	(18,765)
Total current liabilities	1,686,397	1,731,172	(44,775)
Working Capital	$ 690,012	$ 1,119,105	$ (429,093)

Current assets decreased $473.9 million in comparison to prior year. The primary driver behind the decline was the $425.0 million of cash used to acquire the remaining interest in TAMH in 2025.

Current liabilities decreased $44.8 million in comparison to the prior year. The decrease in current liabilities was mainly driven by the decrease in trade payables from a decrease in commodity prices, partially offset by increased borrowings on the Company's revolver in 2025 to acquire the remaining equity in TAMH.

Sources and Uses of Cash in 2025 Compared to 2024

(in thousands)	Year Ended	
	December 31, 2025	December 31, 2024
Net cash provided by operating activities	$ 176,998	$ 331,506
Net cash used in investing activities	(195,315)	(163,074)
Net cash used in financing activities	(447,148)	(250,359)

Operating Activities

Operating activities provided cash of $177.0 million in 2025 compared to $331.5 million in 2024. The majority of the decrease in cash provided by operating activities was due to unfavorable changes in operating assets and liabilities that resulted in $109.4 million additional cash used. Although cash generation remains strong, earnings fell behind the prior year results leading to the remainder of the decrease in cash provided by operating activities.

Net income taxes paid were $16.2 million and $31.5 million in the years ended December 31, 2025, and 2024, respectively. The decrease in the current year is generally driven by U.S. Federal and state net operating losses incurred in 2025.

Investing Activities

Investing activities used cash of $195.3 million in the current year compared to $163.1 million used in the prior year. The $32.2 million increase was primarily driven by $83.9 million in higher capital expenditures to support previously announced growth initiatives. This was partially offset by additional insurance proceeds received in the current year and the impact of a business acquisition that occurred in the prior year.

Capital expenditures of $233.1 million for 2025 on property, plant and equipment and capitalized software includes: Agribusiness - $176.9 million; Renewables - $49.2 million; and $7.1 million in Other.

We expect to invest between $200 to $225 million in property, plant and equipment in 2026; roughly split 50% between growth and maintenance capital.

Financing Activities

Net cash used in financing activities was $447.1 million in 2025, compared to $250.4 million used in 2024. The $196.8 million increase in cash used in financing activities from the prior year was mainly due to the $425.0 million of cash used to purchase the remaining interest in TAMH. This was partially offset by a $171.8 million change in borrowings on the Company's revolving credit facilities and a $68.5 million decrease in distributions to noncontrolling interest shareholders from the prior year.

The Company commenced another common share repurchase plan on August 15, 2024, which authorized $100 million of common share repurchases to be made on or before August 15, 2027. As of December 31, 2025, approximately $17.7 million of the Repurchase Plan had been utilized.

As of December 31, 2025, the Company was party to borrowing arrangements with a syndicate of banks that provide a total borrowing capacity of $2,054.8 million. There was $1,802.6 million available for borrowing at December 31, 2025. The Company's highest levels of borrowing typically occur in the late winter and early spring due to seasonal inventory requirements in the fertilizer and grain businesses. At December 31, 2025, the Company had total available liquidity of $1,900.9 million comprised of cash and cash equivalents and unused lines of credit.

The Company paid $26.8 million in dividends in 2025 compared to $26.3 million in 2024. The Company paid $0.195 per common share for the dividends paid in January, April, July and October 2025, and $0.190 per common share for the dividends paid in January, April, July and October 2024. On December 11, 2025, the Company declared a cash dividend of $0.20 per common share, payable on January 23, 2026, to shareholders of record on January 2, 2026.

Certain of our long-term borrowings include covenants that, among other things, impose minimum levels of working capital and various debt leverage ratios. The Company is in compliance with all covenants as of December 31, 2025. In addition, certain of our long-term borrowings are collateralized by first mortgages on various facilities.

The Company is typically in a net short-term borrowing position in the first two quarters of the year. The majority of these short-term borrowings bear interest at variable rates, and an increase in interest rates could have a significant impact on our profitability. In addition, periods of high grain prices could require us to make additional margin deposits on our exchange traded futures contracts. Conversely, in periods of declining prices, the Company could receive a return of cash.

Management believes the sources of liquidity will be adequate to fund operations, capital expenditures and payments of dividends in the foreseeable future.

Contractual Obligations

Long-term Debt

As of December 31, 2025, the Company had total outstanding long-term debt with both floating and fixed rates of varying maturities for an aggregate principal amount outstanding of $625.4 million, of which $63.4 million of the outstanding principal of the long-term debt is payable within 12 months. See Note 4 to the Consolidated Financial Statements for additional information.

Future interest payments associated with the long-term debt total $120.3 million, with $31.2 million payable within 12 months. See Note 4 to the Consolidated Financial Statements for additional information.

Operating Leases

The Company has lease arrangements for certain equipment and facilities, including grain facilities, fertilizer facilities and equipment. As of December 31, 2025, the Company had fixed operating lease payment obligations of $144.9 million, with $32.3 million payable within 12 months. See Note 11 to the Consolidated Financial Statements for additional information.

Commodity Purchase Obligations

The Company enters into forward purchase contracts of commodities with producers through the normal course of business. These forward purchase contracts are largely offset by forward sales contracts of commodities and the net of these forward contracts are offset by exchange-traded futures and options contracts or over-the-counter contracts. As of December 31, 2025, the Company had forward purchase contracts of $2,126.0 million, with $2,025.5 million payable within 12 months. See Note 5 to the Consolidated Financial Statements for additional information.

Postretirement Healthcare Program

The Company has a postretirement health care benefit plan that covers substantially all of its full-time employees hired prior to January 1, 2003. Obligations under the retiree healthcare programs are not fixed commitments and will vary depending on multiple factors, including the level of participant utilization and inflation. Our estimates of postretirement payments have considered recent payment trends and actuarial assumptions. As of December 31, 2025, the Company had outstanding benefit obligations of $16.1 million, with $1.3 million payable within 12 months.

Off-Balance Sheet Transactions

During the periods presented we did not have, nor do we currently have, any off-balance sheet transactions as defined under SEC rules, with the exception of standby letters of credit through banking institutions. At December 31, 2025, the Company had standby letters of credit outstanding of $2.8 million.

Critical Accounting Estimates

The process of preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Management evaluates these estimates and assumptions on an ongoing basis. Estimates and assumptions are based on historical experience and management's knowledge and understanding of current facts and circumstances. Actual results, under conditions and circumstances different from those assumed, may change from these estimates.

Certain of our accounting estimates are considered critical, as they are important to the depiction of the Company's Consolidated Financial Statements and/or require significant or complex judgment by management. There are other items within the Company's Consolidated Financial Statements that require estimation, however, they are not deemed critical as defined above. Note 1 to the Consolidated Financial Statements in Item 8 describes the Company's significant accounting policies which should be read in conjunction with our critical accounting estimates.

Management believes that the accounting for readily marketable inventories and commodity derivative contracts, including adjustments for counterparty risk, impairment of long-lived assets and goodwill, and uncertain tax positions involve significant estimates and assumptions in the preparation of the Consolidated Financial Statements.

Readily Marketable Inventories and Derivative Contracts

Readily Marketable Inventories ("RMI") are stated at their net realizable value, which approximates fair value based on their commodity characteristics, widely available markets, and pricing mechanisms. The Company marks to market all forward purchase and sale contracts for commodities and ethanol, over-the-counter commodity and ethanol contracts, and exchange-traded futures and options contracts. The overall market for commodity inventories is very liquid and active; market value is determined by reference to prices for identical commodities on regulated commodity exchange (adjusted primarily for transportation costs); and the Company's RMI may be sold without significant additional processing. The Company uses forward purchase and sale contracts and both exchange traded and over-the-counter contracts (such as derivatives generally used by the International Swap Dealers Association). Management estimates fair value based on exchange-quoted prices, adjusted for differences in local markets, as well as counterparty non-performance risk in the case of forward and over-the-counter contracts. The amount of risk, and therefore the impact to the fair value of the contracts, varies by type of contract and type of counterparty. With the exception of specific customers thought to be at higher risk, the Company looks at the contracts in total, segregated by contract type, in its quarterly assessment of non-performance risk. For those customers that are thought to be at higher risk, the Company makes assumptions as to performance based on past history and facts about the current situation. Changes in fair value are recorded as a component of Cost of sales and merchandising revenues in the Consolidated Statements of Operations.

Impairment of Long-Lived Assets and Goodwill

The Company's segments are each highly capital intensive and require significant investment. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset groups may not be recoverable. This is done by evaluating the recoverability based on undiscounted projected cash flows. If an asset group is considered impaired, the impairment loss to be recognized is measured as the amount by which the asset group's carrying amount exceeds its fair value.

Goodwill is tested for impairment at the reporting unit level, which is the operating segment or one level below the operating segment. Our annual goodwill impairment test is performed as of October 1 each year.

During the year ended December 31, 2025, the Company evaluated goodwill for impairment using a quantitative assessment in two reporting units and a qualitative assessment in one reporting unit. The quantitative review for impairment takes into account an income approach using estimates of future cash flows, as well as a market-based approach. Critical estimates in the determination of the fair value of each reporting unit include, but are not limited to, future expected cash flows, estimated gross margins, and discount rates based on a reporting unit's weighted average cost of capital. Our estimates of future cash flows are based upon a number of assumptions including: gross margins, operating costs, budgets, capital expenditures, working capital needs, and long-range plans. The market-based approach uses an analysis of valuation metrics based upon results of publicly traded companies that reflect economic conditions and risks that are similar to the reporting unit to determine a market multiple to be applied to the reporting unit's past operating performance and estimated future results to calculate a fair value. These factors are discussed in more detail in Note 14 to the Consolidated Financial Statements.

Management considers several factors to be significant when estimating fair value including expected financial outlook of the reporting unit, the impact of changing market conditions on financial performance and expected future cash flows, the geopolitical environment and other factors. Deterioration in any of these factors may result in a lower fair value assessment, which could lead to impairment charges in the future. Specifically, actual results may vary from the Company's forecasts and such variations may be material and unfavorable, thereby triggering the need for future impairment tests where the conclusions could result in non-cash impairment charges.

Uncertain Tax Positions

Conclusions on recognizing and measuring uncertain tax positions involve significant estimates and management judgment and include complex considerations of the Internal Revenue Code, related regulations, tax case laws, and prior year audit settlements. To account for uncertainty in income taxes, the Company evaluates the likelihood of a tax position based on the technical merits of the position, performs a subsequent measurement related to the maximum benefit and degree of likelihood, and determines the benefits to be recognized in the Consolidated Financial Statements, if any.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The market risk inherent in the Company's market risk-sensitive instruments and positions is the potential loss arising from adverse changes in commodity prices, foreign currency exchange rates, and interest rates as discussed below.

Agricultural Commodity Prices

The Company's daily net commodity position consists of inventories, related purchase and sale contracts, exchange-traded futures, and over-the-counter contracts. The fair value of the position is a summation of the fair values calculated for each agricultural commodity by valuing each net position at quoted futures market prices. The Company has established controls to manage and limit risk exposure, which consists of a daily review of position limits and effects of potential market price moves on those positions.

A sensitivity analysis has been prepared to estimate the Company's exposure to market risk of its net agricultural commodity futures position. Market risk is estimated as the potential loss in fair value resulting from a hypothetical 10% adverse change in quoted market prices. The result of this analysis, which may differ from actual results, is as follows:

	December 31,		
(in thousands)	2025		2024
Net long (short) agricultural commodity position	$ 10,400	$	5,076
Market risk	1,040		508

Foreign Currency

The Company has subsidiaries located outside the United States where the local currency is the functional currency. To reduce the risks associated with foreign currency exchange rate fluctuations, the Company enters into currency exchange contracts to minimize its foreign currency position related to transactions denominated primarily in the Euro, British pound, Mexican peso, Swiss franc, Egyptian pound, and Canadian dollar. These currencies represent the major functional or local currencies in which recurring business transactions occur. The Company does not use currency exchange contracts as hedges against amounts indefinitely invested in foreign subsidiaries and affiliates. The currency exchange contracts used are forward contracts, swaps with banks, exchange-traded futures contracts, and over-the-counter options. The changes in market value of such contracts have a high correlation to the price changes in the currency of the related transactions. The potential loss in fair value for such net currency position resulting from a hypothetical 10% adverse change in foreign currency exchange rates is not material.

Interest Rates

The fair value of the Company's long-term debt is estimated using quoted market prices or discounted future cash flows based on the Company's current incremental borrowing rates and credit ratings for similar types of borrowing arrangements. Market risk, which is estimated as the potential increase in fair value resulting from a hypothetical one-half percent decrease in interest rates, before consideration of interest rate swaps, is summarized below:

	December 31,		
(in thousands)	2025		2024
Fair value of long-term debt, including current maturities	$ 618,704	$	635,387
Carrying value in excess of fair value	6,679		11,454
Market risk	3,220		3,657

Actual results may differ. The estimated fair value and market risk will vary from year to year depending on the total amount of long-term debt and the mix of variable and fixed rate debt. The Company is also party to short-term debt borrowing arrangements with a capacity of approximately $2.1 billion. As the Company is a significant consumer of short-term debt in peak seasons and the majority of the borrowings are variable rate debt, increases in interest rates could have a significant impact on our profitability.

Additionally, the Company enters into interest rate swaps to manage our mix of fixed and variable interest rate debt effectively which decrease the impact of the market risk noted above. As of December 31, 2025, 89% of the Company's long-term debt is either at a fixed interest rate, or variable rate debt fixed in place using interest rate swaps, limiting interest rate volatility. See Note 5 to the Consolidated Financial Statements for further discussion on the impact of these hedging instruments.

Item 8. Financial Statements and Supplementary Data

The Andersons, Inc.
Index to Financial Statements

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Directors of The Andersons, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The Andersons, Inc. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill — A Reporting Unit within the Agribusiness Segment — Refer to Notes 1 and 15 to the consolidated financial statements

Critical Audit Matter Description

Goodwill is tested for impairment annually as of October 1, or more frequently if impairment indicators arise. The Company compares the fair value of each reporting unit to its carrying value. The fair value is determined based on both an income approach (discounted cash flows) and a market approach (guideline public company). The income approach estimates fair value by using a reporting unit's estimated future cash flows, discounted at the weighted average cost of capital. The market approach estimates fair value by applying valuation multiples to the reporting unit's estimated future results. The multiples are derived from publicly traded companies that reflect economic conditions and risks that are similar to the reporting unit. The determination of fair value using these approaches requires management to make significant estimates and assumptions related to future cash flows and operating performance, discount rates, and market multiples. The fair value of all reporting units exceeded their carrying value as of the measurement date and, therefore, no impairment was recognized.

Given the nature of operations for one reporting unit within the Agribusiness segment, the sensitivity of this report unit to changes in market dynamics, and the difference between its fair value and the carrying value, auditing management's judgments related to the selection of the weighted average cost of capital and market multiples required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists, when performing audit procedures to evaluate the reasonableness of management's assumptions related to selection of the weighted average cost of capital and market multiples as of October 1, 2025.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the selection of the weighted average cost of capital and market multiples used by management to estimate the fair value for this reporting unit included the following, among others:

- We tested the effectiveness of internal controls over management's selection of the valuation assumptions used to determine the fair value, including the weighted average cost of capital and market multiples.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the weighted average cost of capital by:

    - Testing the source information underlying the determination of the weighted average cost of capital and the mathematical accuracy of the calculation

    - Evaluating the underlying factors that led to management's determination of the company-specific risk premium

    - Developing a range of independent estimates of the weighted average cost of capital and comparing those to the weighted average cost of capital selected by management.

- With the assistance of our fair value specialists, we evaluated the reasonableness of the market multiples by:

    - Testing the source information underlying the guideline public company multiples and the mathematical accuracy of the calculations

    - Evaluating the underlying factors that led to management's determination of the selected multiple

    - Comparing the selected multiple to the multiples of the guideline public companies.

/s/ Deloitte & Touche LLP

Cleveland, Ohio
February 18, 2026

We have served as the Company's auditor since 2015.

The Andersons, Inc.
Consolidated Statements of Operations
(In thousands, except per share data)

	Year Ended December 31,		
	2025	**2024**	**2023**
Sales and merchandising revenues	**$ 11,008,928**	$ 11,257,548	$ 14,750,112
Cost of sales and merchandising revenues	**10,295,277**	10,563,622	14,004,749
Gross profit	**713,651**	693,926	745,363
Operating, administrative and general expenses	**585,234**	503,620	492,260
Asset impairment	**18,129**	—	87,156
Interest expense, net	**47,159**	31,760	46,867
Other income, net	**78,340**	42,211	50,483
Income before income taxes	**141,469**	200,757	169,563
Income tax provision	**22,168**	30,057	37,034
Net income	**119,301**	170,700	132,529
Net income attributable to noncontrolling interests	**23,588**	56,688	31,339
Net income attributable to The Andersons, Inc.	**$ 95,713**	$ 114,012	$ 101,190
Average number of shares outstanding – basic	**34,036**	34,032	33,718
Average number of shares outstanding – diluted	**34,337**	34,322	34,382
Earnings per share attributable to The Andersons, Inc. common shareholders:			
Basic earnings per share	**$ 2.81**	$ 3.35	$ 3.00
Diluted earnings per share	**$ 2.79**	$ 3.32	$ 2.94

The Notes to Consolidated Financial Statements are an integral part of these statements.

The Andersons, Inc.
Consolidated Statements of Comprehensive Income
(In thousands)

	Year Ended December 31,		
	2025	2024	2023
Net income	$ 119,301	$ 170,700	$ 132,529
Other comprehensive (loss) income, net of tax:			
Foreign currency translation adjustments	9,135	(10,888)	5,622
Cash flow hedge activity	(10,102)	586	(2,561)
Change in unrecognized actuarial gain and prior service cost	(23)	22	(680)
Change in fair value of convertible preferred securities	(258)	—	—
Other comprehensive (loss) income	(1,248)	(10,280)	2,381
Comprehensive income	118,053	160,420	134,910
Net income attributable to the noncontrolling interest	23,588	56,688	31,339
Cash flow hedge activity attributable to the noncontrolling interest	278	75	—
Comprehensive income attributable to the noncontrolling interests	23,866	56,763	31,339
Comprehensive income attributable to The Andersons, Inc.	$ 94,187	$ 103,657	$ 103,571

The Notes to Consolidated Financial Statements are an integral part of these statements.

The Andersons, Inc.
Consolidated Balance Sheets
(In thousands)

	December 31, 2025	December 31, 2024
Assets		
Current assets:		
Cash and cash equivalents	$ 98,283	$ 561,771
Accounts receivable, less allowance for doubtful accounts of $42,554 in 2025; $48,325 in 2024	652,472	764,550
Inventories	1,365,121	1,286,811
Commodity derivative assets – current	135,466	148,801
Other current assets	125,067	88,344
Total current assets	2,376,409	2,850,277
Other assets:		
Goodwill	127,856	127,856
Other intangible assets, net	63,510	69,345
Right of use assets, net	108,792	104,630
Other assets	96,765	101,055
Total other assets	396,923	402,886
Property, plant and equipment, net	939,500	868,151
Total assets	$ 3,712,832	$ 4,121,314
Liabilities and equity		
Current liabilities:		
Short-term debt	$ 249,420	$ 166,614
Trade and other payables	918,691	1,047,436
Customer prepayments and deferred revenue	195,331	194,025
Commodity derivative liabilities – current	51,153	59,766
Current maturities of long-term debt	63,375	36,139
Accrued expenses and other current liabilities	208,427	227,192
Total current liabilities	1,686,397	1,731,172
Long-term lease liabilities	71,545	65,312
Long-term debt, less current maturities	560,016	608,151
Other long-term liabilities	104,639	116,843
Total liabilities	2,422,597	2,521,478
Commitments and contingencies (Note 12)		
Shareholders' equity:		
Common shares, without par value (63,000 shares authorized; 34,211 shares issued in 2025 and 34,083 in 2024)	144	142
Preferred shares, without par value (1,000 shares authorized; none issued)	—	—
Additional paid-in capital	208,425	385,609
Treasury shares, at cost (370 shares in 2025; 70 in 2024)	(14,080)	(2,860)
Accumulated other comprehensive income	11,337	12,585
Retained earnings	1,038,953	970,710
Total shareholders' equity of The Andersons, Inc.	1,244,779	1,366,186
Noncontrolling interests	45,456	233,650
Total equity	1,290,235	1,599,836
Total liabilities and equity	$ 3,712,832	$ 4,121,314

The Notes to Consolidated Financial Statements are an integral part of these statements.

The Andersons, Inc.
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended December 31,		
	2025	2024	2023
Operating Activities			
Net income	$ 119,301	$ 170,700	$ 132,529
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	133,323	127,804	125,106
Bad debt expense, net	4,664	17,637	11,519
Stock-based compensation expense	16,984	13,629	12,857
Deferred income taxes	(6,009)	(2,911)	(1,596)
Asset impairment	18,129	—	87,156
Other	(8,219)	(3,595)	(16,341)
Changes in operating assets and liabilities, net of assets acquired and liabilities assumed:			
Accounts and notes receivable	104,572	35,777	468,968
Inventories	(72,399)	87,906	572,235
Commodity derivatives	6,000	15,005	111,506
Other current and non-current assets	4,732	(28,050)	6,529
Payables and other current and non-current liabilities	(144,080)	(102,396)	(563,718)
Net cash provided by operating activities	176,998	331,506	946,750
Investing Activities			
Purchases of property, plant and equipment and capitalized software	(233,123)	(149,187)	(150,443)
Property insurance proceeds	28,124	12,137	7,499
Proceeds from sale of businesses	11,263	—	10,318
Acquisition of businesses, net of cash acquired	—	(29,172)	(24,698)
Other	(1,579)	3,148	3,445
Net cash used in investing activities	(195,315)	(163,074)	(153,879)
Financing Activities			
Net (payments) receipts under short-term lines of credit	79,897	(91,951)	(233,696)
Payments of long-term debt	(36,208)	(83,589)	(49,620)
Purchase of noncontrolling interest in a subsidiary	(425,000)	—	—
Distributions to noncontrolling interest owner	(33,768)	(102,295)	(46,418)
Dividends paid	(26,848)	(26,273)	(25,373)
Common stock repurchased	(15,366)	(2,295)	(1,747)
Proceeds from issuance of long-term debt	14,700	67,000	100,000
Other	(4,555)	(10,956)	(7,139)
Net cash used in financing activities	(447,148)	(250,359)	(263,993)
Effect of exchange rates on cash and cash equivalents	1,977	(156)	(293)
(Decrease) increase in Cash and cash equivalents	(463,488)	(82,083)	528,585
Cash and cash equivalents at beginning of year	561,771	643,854	115,269
Cash and cash equivalents at end of year	$ 98,283	$ 561,771	$ 643,854

The Notes to Consolidated Financial Statements are an integral part of these statements.

The Andersons, Inc.
Consolidated Statements of Equity
(In thousands, except per share data)

	The Andersons, Inc. Shareholders' Equity						
	Common Shares	Additional Paid-in Capital	Treasury Shares	Accumulated Other Comprehensive Income	Retained Earnings	Noncontrolling Interests	Total
Balance at January 1, 2023	$ 142	$ 385,248	$ (15,043)	$ 20,484	$ 807,770	$ 231,168	$ 1,429,769
Net income					101,190	31,339	132,529
Other comprehensive income				13,424			13,424
Amounts reclassified from Accumulated other comprehensive income				(11,043)			(11,043)
Distributions to noncontrolling interests						(46,418)	(46,418)
Deconsolidation of joint venture						17,399	17,399
Stock awards and other shares issued to employees and directors, net of income tax of $0 (227 shares)		1,339	6,364				7,703
Purchase of treasury shares (51 shares)			(1,747)				(1,747)
Dividends declared ($0.745 per common share)					(25,150)		(25,150)
Restricted share award dividend equivalents		623	165		(867)		(79)
Balance at December 31, 2023	$ 142	$ 387,210	$ (10,261)	$ 22,865	$ 882,943	$ 233,488	$ 1,516,387
Net income					114,012	56,688	170,700
Other comprehensive income				3,553			3,553
Amounts reclassified from Accumulated other comprehensive income				(13,833)			(13,833)
Distributions to noncontrolling interests						(102,295)	(102,295)
Noncontrolling interests recognized in a business combination						45,769	45,769
Stock awards and other shares issued to employees and directors, net of income tax of $0 (258 shares)		(2,308)	9,634				7,326
Purchase of treasury shares (58 shares)			(2,295)				(2,295)
Dividends declared ($0.765 per common share)					(26,056)		(26,056)
Restricted share award dividend equivalents		707	62		(189)		580
Balance at December 31, 2024	$ 142	$ 385,609	$ (2,860)	$ 12,585	$ 970,710	$ 233,650	$ 1,599,836
Net income					95,713	23,588	119,301
Other comprehensive income				7,856			7,856
Amounts reclassified from Accumulated other comprehensive income				(9,104)			(9,104)
Distributions to noncontrolling interests						(33,768)	(33,768)
Purchase of noncontrolling interest in a consolidated subsidiary		(188,092)				(178,014)	(366,106)
Stock awards and other shares issued to employees and directors, net of income tax of $0 (103 shares)	2	10,413	4,146				14,561
Purchase of treasury shares (403 shares)			(15,366)				(15,366)
Dividends declared ($0.785 per common share)					(26,711)		(26,711)
Restricted share award dividend equivalents		495			(759)		(264)
Balance at December 31, 2025	$ 144	$ 208,425	$ (14,080)	$ 11,337	$1,038,953	$ 45,456	$ 1,290,235

The Notes to Consolidated Financial Statements are an integral part of these statements.

The Andersons, Inc.
Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Accounting Principles

The Consolidated Financial Statements and accompanying notes of the Andersons Inc. (the "Company") are prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

Basis of Consolidation

These Consolidated Financial Statements include the accounts of the Company and its wholly owned and controlled subsidiaries. All intercompany accounts and transactions are eliminated in consolidation. Investments in unconsolidated entities in which the Company has significant influence, but not control, are accounted for using the equity method of accounting.

Recast of Certain Prior Period Information

Effective January 1, 2025, the Company realigned its organizational structure to reflect updates in management reporting resulting in a change in reportable segments. As a result, the former Trade segment was combined with the former Nutrient & Industrial segment in the newly formed Agribusiness segment along with several smaller business lines being moved between the Agribusiness and Renewables segments. All prior period segment information has been recast to conform to the current year presentation.

Noncontrolling Interests

Our Consolidated Financial Statements include the accounts of majority-owned subsidiaries consolidated under the variable interest and voting interest models. Noncontrolling interests represent the portion of equity not attributable to the Company and are reported as a separate component of equity on our Consolidated Balance Sheets. Net income and comprehensive income for majority-owned subsidiaries are attributed to the Company and to noncontrolling interest holders on our Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income based on respective ownership percentages. We account for changes in ownership of our majority-owned subsidiaries as equity transactions when we retain a controlling financial interest as described below.

On November 1, 2024, the Company purchased a 65% ownership interest in Skyland Grain, LLC ("Skyland"), resulting in its consolidation in the Company's Consolidated Financial Statements. Skyland’s operating agreement requires that any dividends or capital distributions be approved by its board, including a minority-owner representative, limiting the Company’s ability to unilaterally direct distributions. In addition, Skyland is subject to subsidiary-level debt covenants that restrict dividends unless certain financial conditions are met. Accordingly, Skyland’s net assets of $128.4 million are restricted as to dividend payments to the Company as of December 31, 2025.

<u>The Andersons Marathon Holdings LLC ("TAMH") Equity Acquisition</u>

On July 31, 2025, the Company finalized a unit purchase agreement with MPC Investment LLC ("Marathon") to acquire the remaining 49.9% ownership interest in TAMH for cash consideration of $425.0 million.

TAMH had previously been classified as the Company’s sole Variable Interest Entity ("VIE"), with the Company identified as the primary beneficiary. As a result, TAMH’s financial results were already consolidated in the Company’s Consolidated Financial Statements. Since the entity was previously consolidated, no additional net assets were acquired in the transaction and the acquisition of the remaining ownership interest was treated as an equity transaction.

Following the closing of the transaction, the Company now owns 100% of TAMH. The entity was renamed The Andersons Renewables, LLC and is no longer considered a VIE. Additionally, Marathon, which had been the primary counterparty in related party transactions, is no longer classified as a related party. Any remaining related party activity involving the Company was considered to be immaterial.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from management's estimates and assumptions due to risks and uncertainties.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments with an initial maturity of three months or less. The carrying values of these assets approximate their fair values.

Accounts Receivable and Allowance for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and may bear interest if past due. The allowance for doubtful accounts is the best estimate of the current expected credit losses in existing accounts receivable and is reviewed quarterly. The allowance is based both on specific identification of potentially uncollectible accounts and the application of a consistent policy, based on historical experience, to estimate the allowance necessary for the remaining accounts receivable. For those customers that are thought to be at higher risk, the Company makes assumptions as to collectability based on past history and facts about the current situation. Account balances are charged off against the allowance when it becomes more certain that the receivable will not be recovered. The Company manages its exposure to counterparty credit risk through credit analysis and approvals, credit limits and monitoring procedures.

We utilize factoring arrangements with third-party financial institutions for certain of our trade accounts receivables in order to extend terms for the customer while we benefit from accelerated collections to manage working capital levels more effectively. These arrangements are on a non-recourse basis and are accounted for as sales and all changes in account receivables and cash proceeds are included in Cash provided by operating activities within the Consolidated Statements of Cash Flows. The third-party financial institutions collect payment for the sold receivables and the Company has no continuing involvement with such receivables. Receivables are considered sold when they are transferred beyond the reach of the Company and its creditors, the purchaser has the right to pledge or exchange the receivables, and we have surrendered control over the transferred receivables. During the fiscal years 2025 and 2024 we sold, without recourse $243.9 million and $201.7 million of accounts receivable, respectively. Factoring fees were $4.7 million, $4.9 million, and $4.5 million during fiscal years 2025, 2024, and 2023, respectively, and were included in Operating, administrative, and general expenses within the Consolidated Statements of Operations.

Inventories

Readily Marketable Inventories ("RMI"), which are grain and other agricultural commodities, may be acquired under provisionally priced contracts, are stated at their net realizable value, which approximates estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. At times the Company holds a portion of RMI within its facilities for others. Our storage facilities are licensed warehouses and must be bonded and insured for its capacity under license and is obligated to return to the title holder of the RMI an equal quantity and quality. The Company does not have title to the inventory and is only liable for any deficiencies in grade or shortage of quantity that may arise during the storage period. Management has not experienced historical losses with regard to any deficiencies and does not anticipate material losses in the future.

All other inventories are stated at the lower of cost or net realizable value. Cost is determined by the average cost method. Additional information about inventories is presented in Note 2 to the Consolidated Financial Statements.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Repairs and maintenance costs are charged to expense as incurred, while betterments that extend useful lives are capitalized. Depreciation is provided over the estimated useful lives of the individual assets, by the straight-line method. Estimated useful lives are generally as follows: land improvements - 3 to 30 years; leasehold improvements - the shorter of the lease term or the estimated useful life of the improvement, ranging from 3 to 20 years; buildings and storage facilities - 7 to 40 years; and machinery and equipment - 3 to 30 years.

Additional information regarding the Company's property, plant and equipment is presented in Note 3 to the Consolidated Financial Statements.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable net assets acquired in a business combination. Goodwill is not amortized but is evaluated for impairment at least annually, or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company generally performs its annual impairment assessment on October 1st of its fiscal year. Goodwill is tested for impairment at the reporting unit level, which the Company has determined to be its operating segments or, in certain cases, components one level below the operating segments.

Finite-lived intangible assets include customer lists, software, trademarks, and non-compete and supply agreements. These assets are amortized on a straight-line basis over their contractual lives or, when no contractual term exists, over their estimated useful lives.

Additional information about the Company's goodwill and other intangible assets is presented in Note 14 to the Consolidated Financial Statements.

Impairment of Long-lived Assets

Long-lived assets, including intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of the assets to the undiscounted future net cash flows the Company expects to generate with the assets. If such assets are considered to be impaired, the Company recognizes an impairment loss for the amount by which the carrying amount of the assets exceeds the fair value of the assets.

In 2025, the Company recorded charges of $14.8 million for impairments of property, plant and equipment in the Agribusiness segment related to closing several smaller underperforming grain and nutrient locations along with a facility that was damaged from a grain explosion. There was also a $3.4 million charge in the Renewables segment related to the discontinued use of equipment for corn oil refinement. There were no charges for the year ended December 31, 2024. For the year ended December 31, 2023, ELEMENT was unable to make its scheduled debt payments and was placed into default. The default led to an impairment triggering event, concluding in an $87.2 million impairment charge in the Renewables segment. See Note 17 to the Consolidated Financial Statements, for more information.

Business Interruption Insurance

The Company periodically experiences operational incidents that affect its normal operations and ability to handle grain. These events may be covered under the Company's business interruption insurance policies. Proceeds from business interruption insurance claims are recorded within Cost of sales and merchandising revenues in the Consolidated Statements of Operations and within Cash provided by operating activities in the Consolidated Statements of Cash Flows.

For the years ended December 31, 2025, 2024, and 2023, the Company recognized business interruption insurance recoveries of $1.4 million, $19.4 million, and $12.5 million, respectively. The current year recoveries related to an incident at a grain terminal in Texas, while prior period recoveries were associated with the collapse of grain bins in Delphi, Indiana, and an incident at the Company's leased port facility in Texas.

Foreign Currencies

Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during the year. Translation adjustments resulting from this process are recorded to Accumulated other comprehensive income.

Stock Compensation

Stock compensation expense for all awards is measured at the grant-date fair value. Any total shareholder return component is valued using a Monte Carlo simulation model. The Company recognizes compensation cost on a straight-line basis over the award's requisite service period and adjusts for performance conditions when applicable. Forfeitures are recognized as they occur. Upon vesting, the Company issues shares using available treasury shares to the extent possible. If the number of treasury shares have been depleted and are insufficient to satisfy the award, the Company issues new shares of common stock for the remaining portion. Additional information about the Company's stock compensation plans is presented in Note 13 to the Consolidated Financial Statements.

Per Share Data

We present both basic and diluted earnings per share amounts attributable to the Company's shareholders. Basic earnings per common share are determined by dividing net earnings attributable to controlling interests by the weighted-average number of common shares outstanding. Diluted EPS is computed based on the weighted average number of common shares plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include unvested stock options and stock awards.

Revenue Recognition

The Company's revenue consists of sales from commodity contracts that are accounted for under Accounting Standard Codification ("ASC") 815, *Derivatives and Hedging* ("ASC 815"), and sales of other products and services that are accounted for under ASC 606, *Revenue from Contracts with Customers* ("ASC 606").

Revenue from commodity contracts (ASC 815)

Revenue from commodity contracts primarily relates to forward sales of commodities in the Company's Agribusiness and Renewables segments, such as corn, soybeans, wheat, oats, ethanol, and corn oil, which are accounted for as derivatives at fair value under ASC 815. These forward sales meet the definition of a derivative under ASC 815 as they have an underlying (e.g., the price of corn), a notional amount (e.g., metric tons), no initial net investment and can be net settled since the commodity is readily convertible to cash. The Company does not apply the normal purchase and normal sale exception available under ASC 815 to these contracts.

Revenue from commodity contracts is recognized in Sales and merchandising revenues for the contractually stated amount when the contracts are settled. Settlement of the commodity contracts generally occurs upon shipment or delivery of the product, when title and risks and rewards of ownership transfers to the customer. Prior to settlement, these forward sales contracts are recognized at fair value with the unrealized gains or losses recorded within Cost of sales and merchandising revenues. Additional information about the fair value of the Company's commodity derivatives is presented in Notes 5 and 9 to the Consolidated Financial Statements.

There are certain transactions that allow for pricing to occur after title of the goods has passed to the customer. In these cases, the Company continues to report the goods in inventory until it recognizes the sales revenue once the price has been determined. Direct ship commodity sales (where the Company never takes physical possession of the commodity) are recognized based on the terms of the contract.

Certain of the Company's operations provide for customer billings, deposits or prepayments for product that is stored at the Company's facilities. The sales and gross profit related to these transactions are not recognized until the product is shipped in accordance with the previously stated revenue recognition policy and these amounts are classified in the Consolidated Balance Sheets as a current liability titled "Customer prepayments and deferred revenue".

Revenue from contracts with customers (ASC 606)

Information regarding our revenue from contracts with customers accounted for under ASC 606 is presented in Note 6 to the Consolidated Financial Statements. The Company recognizes revenue from these contracts at a point in time when it satisfies a performance obligation by transferring control of a product to a customer, generally when legal title and risks and rewards of ownership transfer to the customer. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities.

Income Taxes

Income tax expense for each period includes current tax expense plus deferred expense, which is related to the change in deferred income tax assets and liabilities. Deferred income taxes are provided for temporary differences between the financial reporting basis and the tax basis of assets and liabilities and are measured using enacted tax rates and laws governing periods in which the differences are expected to reverse. The Company evaluates the realizability of deferred tax assets and provides a valuation allowance for amounts that management does not believe are more likely than not to be recoverable, as applicable.

The annual effective tax rate is determined by the Income tax provision as a percentage of Income before income taxes within the Consolidated Statements of Operations. Differences in the effective tax rate and the statutory tax rate may arise from permanent items, tax credits, noncontrolling interest, foreign tax rates and state tax rates in jurisdictions in which the Company operates, changes in valuation allowances, amongst other items.

The Company records reserves for uncertain tax positions when, despite the belief that tax return positions are fully supportable, it is anticipated that certain tax return positions are likely to be challenged and that the Company may not prevail. These reserves are adjusted for changing facts and circumstances, such as the progress of a tax audit or the lapse of statutes of limitations.

Additional information about the Company's income taxes is presented in Note 7 to the Consolidated Financial Statements.

Clean Fuel Production Credits

The Company has elected to account for clean fuel production credits under Section 45Z in accordance with *IAS 20, Accounting for Government Grants and Disclosure of Government Assistance*. Credits are recognized as fuel is produced and sold to eligible parties, based on the applicable credit amount per gallon, and are subsequently adjusted to reflect their estimated fair value. These credits are recorded within Other current assets caption on the Consolidated Balance Sheets, as Other income, net within the Consolidated Statements of Operations, and as an operating activity within the Consolidated Statement of Cash Flows.

Employee Benefit Plans

The Company provides full-time employees hired before January 1, 2003, with postretirement health care benefits. In order to measure the expense and funded status of these employee benefit plans, management makes several estimates and assumptions based on the Company's historical experience combined with management's knowledge and understanding of current facts and circumstances. As of the reporting date, the Company has recorded a liability of $16.1 million related to the plan. The Company has determined that the plan and its related obligation are immaterial to the Company's Consolidated Financial Statements.

The Company provides certain full-time employees with retirement benefits under defined contribution plans. The Company's expense for its defined contribution plans amounted to $12.3 million, $14.2 million, and $17.7 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Derivatives

The Company uses derivative instruments to manage its exposure to fluctuations in mainly agricultural commodity prices and interest rates. Commodity contracts related to forward sales, primarily within the Agribusiness segment and covering products such as corn, wheat, soybeans, and oats, are accounted for at fair value as derivatives under ASC 815. Although these commodity contracts serve as effective economic hedges, the Company does not designate or account for them as hedges and generally do not extend beyond one crop cycle. As a result, commodity derivatives are reported at fair value within Commodity derivative assets – current or Commodity derivative liabilities – current on the Consolidated Balance Sheets, and changes in their fair value are recognized in Cost of sales and merchandising revenues in the Consolidated Statements of Operations.

All of the Company's interest rate derivatives are designated as hedges of outstanding variable-rate debt. The Company evaluates whether these instruments are highly effective in offsetting changes in the associated hedged items and performs ongoing qualitative or quantitative effectiveness testing to verify that assertion is still met. Changes in the fair value of these interest rate derivatives are recorded in Accumulated other comprehensive income, and amounts are reclassified to Interest expense, net when the hedged cash flows impact earnings, or to Other income, net in the Consolidated Statements of Operations if the hedge is no longer considered effective.

Additional information about the Company's derivatives is presented in Notes 5 and 9 to the Consolidated Financial Statements.

Master Netting Arrangements

Generally accepted accounting principles permit a party to a master netting arrangement to offset fair value amounts recognized for derivative instruments against the right to reclaim cash collateral or obligation to return cash collateral under the same master netting arrangement. The Company has master netting arrangements for its exchange traded futures and options contracts and certain over-the-counter contracts. When the Company enters into a futures, options or an over-the-counter contract, an initial margin deposit may be required by the counterparty. The amount of the margin deposit varies by commodity. If the market price of a futures, option or an over-the-counter contract moves in a direction that is adverse to the Company's position, an additional margin deposit, called a maintenance margin, is required. The Company nets, by counterparty, its futures and over-the-counter positions against the cash collateral provided or received. The margin deposit assets and liabilities are included in short-term commodity derivative assets or liabilities, as appropriate, in the Consolidated Balance Sheets.

Fair Value Measurements

The Company measures certain assets and liabilities at fair value. The fair value hierarchy prioritizes the inputs used in valuation techniques based on their observability in the marketplace. Each fair value measurement is classified entirely within the lowest level of input that is significant to the valuation.

- *Level 1* – Inputs are unadjusted quoted prices for identical assets or liabilities in active markets. Level 1 instruments include marketable securities with readily available quoted prices, exchange-traded derivative contracts, and provisionally priced commodity contracts that move in tandem with active exchange prices.

- *Level 2* – Inputs consist of quoted prices for similar instruments in markets that are less active than major exchanges, and other inputs that are observable or can be corroborated with market data for substantially the full term of the instrument. Level 2 instruments include over-the-counter ("OTC") commodity purchase and sale contracts, OTC derivatives valued using models primarily based on exchange-traded prices (adjusted for location-specific factors that are observable or supported by market data), as well as exchange-traded derivatives or marketable securities traded in less active markets.

- *Level 3* – Inputs are largely unobservable, supported by minimal or no market activity, and represent significant components in determining the fair value of the asset or liability. Level 3 instruments include assets and liabilities for which the determination of fair value requires significant management judgment, estimation, or specific valuation techniques. The Company holds certain equity securities that do not have readily determinable fair values that are classified as level 3. The Company's policy is to measure these investments at cost, adjusted for any impairments and observable price changes in orderly transactions for identical or similar investments of the same issuer.

The fair values of the Company's other current financial assets and current financial liabilities approximate their carrying amounts.

Business Combinations

The Company accounts for its acquisitions in accordance with ASC Topic 805, *Business Combinations*. Under this guidance, the purchase consideration is allocated to the identifiable assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date, with any excess consideration recognized as goodwill.

Determining the fair values of acquired assets and assumed liabilities requires significant judgment, particularly in valuing intangible assets. Management develops these estimates using assumptions it believes are reasonable, informed by historical experience and information obtained from the acquired business. The underlying valuations rely on forward-looking estimates and are inherently uncertain. Intangible assets such as customer relationships, trademarks, and non-compete agreements are generally valued using discounted cash flow models. Key assumptions within these models include projected revenue growth rates, customer attrition rates, and royalty rates, among others. These assumptions may change as future economic or market conditions evolve.

During the measurement period, which may extend up to one year from the acquisition date, the Company may record adjustments to the provisional amounts recognized if new information becomes available regarding the fair values of the assets acquired or liabilities assumed. Such adjustments are reflected as changes to the purchase consideration and the related allocation. Once the measurement period ends, or once the values are finalized, whichever occurs first, any subsequent adjustments are recognized in the Consolidated Statement of Operations.

Leases

The Company determines whether an arrangement contains a lease and classifies it as either an operating or finance lease at inception. The Company leases certain grain handling and storage facilities, ethanol storage terminals, warehouse space, railcars, office space, machinery and equipment, vehicles and information technology equipment. Many of these leases include renewal options that may extend the lease term generally no longer than 10 years. These renewal options are included in the measurement of right-of-use assets and lease liabilities only when the Company is reasonably certain it will exercise them. The Company's lease agreements are comprised of mainly fixed payment terms, with some leases containing index-based or fixed rent escalation clauses, and no leases that contain material residual value guarantees.

The Company has elected to not to apply the leasing recognition requirements to leases deemed as short-term in nature, a leasing period shorter than one year, across all asset categories. Instead, payments for short-term leases are recognized in earnings on a straight-line basis over the lease term, and variable lease costs are recognized in the period the obligation arises. We have lease agreements with lease and non-lease components, which are generally accounted for separately. As substantially all of the Company's leases do not provide an implicit rate, we generally use the Company's incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date.

Recent Accounting Pronouncements

Recently issued accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40), which requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. The ASU is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Adoption of this ASU can either be applied prospectively to consolidated financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is also permitted. This ASU will likely result in the required additional disclosures being included in the Company's financial statements, once adopted. We are currently evaluating the provisions of this ASU.

In December 2025, the FASB issued ASU No. 2025-10, *Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities*, which establishes authoritative GAAP guidance on the recognition, measurement, and presentation of government grants received by business entities. The ASU defines the scope of government grants, prescribes recognition only when it is probable that the entity will comply with grant conditions and that the grant will be received, and outlines the appropriate timing of recognition for both asset-related and income-related grants. The ASU is effective for public business entities for annual periods beginning after December 15, 2028, including interim periods within those annual periods. Early adoption is also permitted. The Company is currently evaluating the provisions of this ASU, but does not believe the new standard will have a material impact on the Company's financial statements.

Recently adopted accounting pronouncements

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. This ASU was adopted in the Company's annual reporting for the year ended December 31, 2025. The adoption resulted in incremental income tax disclosures presented. See Note 7 to the Consolidated Financial Statements.

2. Inventories

Major classes of inventories are presented below. RMI are agricultural commodity inventories such as corn, soybeans, wheat, and ethanol co-products, among others, carried at net realizable value which approximates fair value based on their commodity characteristics, widely available markets, and pricing mechanisms. The net realizable value of RMI is calculated as the fair value (spot price of the commodity in an exchange), less cost of disposal and transportation based on the local market. All other inventories are held at lower of cost or net realizable value. The components of inventories are as follows:

	December 31,	
(in thousands)	2025	2024
Grain and other agricultural products (a)	$ 978,799	$ 951,283
Energy inventories (a)	13,913	17,381
Ethanol and co-products (a)	136,745	109,528
Nutrients and cob products	235,664	208,619
Total inventories	$ 1,365,121	$ 1,286,811

(a) Includes RMI of $1,001.3 million and $944.5 million at December 31, 2025, and December 31, 2024, respectively.

3. Property, Plant and Equipment

The components of property, plant and equipment are as follows:

	December 31,	
(in thousands)	2025	2024
Land	$ 34,358	$ 39,278
Land improvements and leasehold improvements	96,512	88,144
Buildings and storage facilities	496,580	622,771
Machinery and equipment	1,163,378	1,042,529
Construction in progress	96,584	39,610
	1,887,412	1,832,332
Less: accumulated depreciation	(947,912)	(964,181)
Property, plant and equipment, net	$ 939,500	$ 868,151

Depreciation expense on property, plant and equipment amounted to $116.5 million, $105.3 million, and $100.6 million for the years ended December 31, 2025, 2024, and 2023, respectively.

4. Debt

The capacity of the Company's short-term lines of credit at December 31, 2025 was $2,054.8 million, of which the Company had a total of $1,802.6 million available for borrowing. The Company's borrowing capacity is reduced by a combination of outstanding borrowings and letters of credit. The weighted-average interest rate on short-term borrowings outstanding at December 31, 2025, and 2024, was 6.20% and 7.15%, respectively.

Total interest paid was $46.0 million, $31.1 million, and $47.0 million for the years ended December 31, 2025, 2024, and 2023, respectively.

As of December 31, 2025, the Company was in compliance with all financial covenants.

Long-Term Debt

	December 31,	
(in thousands, except percentages)	2025	2024
Note payable, variable rate (5.36% at December 31, 2025), payable in increasing amounts plus interest, due 2029	$ 170,117	$ 180,586
Note payable, variable rate (5.24% at December 31, 2025), payable in increasing amounts plus interest, due 2027	114,258	121,289
Note payable, variable rate (5.36% at December 31, 2025), payable in increasing amounts plus interest, due 2031	87,500	92,500
Note payable, 4.50%, payable at maturity, due 2034 [a]	83,711	87,818
Note payable, variable rate (7.02% at December 31, 2025), payable in increasing amounts plus interest, due 2029 [b]	63,650	67,000
Note payable, 4.85%, payable at maturity, due 2026	25,000	25,000
Industrial revenue bond, variable rate (4.36% at December 31, 2025), payable at maturity, due 2036	21,000	21,000
Note payable, 4.50%, payable at maturity, due 2030	16,000	16,000
Note payable, variable rate (7.02% at December 31, 2025), payable in increasing amounts plus interest, due 2029 [b]	14,700	—
Note payable, 5.00%, payable at maturity, due 2040	14,000	14,000
Note payable, 3.85%, payable at maturity, due 2029 [b]	3,500	4,500
Note payable, 5.80%, payable at maturity, due 2028 [b]	798	1,088
Note payable, 4.11%, payable at maturity, due 2026 [b]	590	1,378
Note payable, 4.80%, payable at maturity, due 2026 [b]	538	1,499
Note payable, 4.13%, payable at maturity, due 2026 [b]	237	553
Note payable, 4.05%, payable at maturity, due 2026 [b]	188	439
Note payable, 5.60%, payable at maturity, due 2025 [b]	—	600
Note payable, 5.40%, payable at maturity, due 2025 [b]	—	93
Finance lease obligations, due serially to 2043 [a]	6,699	7,880
Finance lease obligations, due serially to 2029 [b]	2,897	3,619
	625,383	646,842
Less: current maturities	63,375	36,139
Less: unamortized prepaid debt issuance costs	1,992	2,552
	$ 560,016	$ 608,151

(a) Debt is collateralized by first mortgages on certain facilities and related equipment or other assets with a book value of $52.4 million.
(b) Debt is non-recourse to the Company and collateralized by substantially all assets of Skyland with a net book value of $122.6 million.

The aggregate annual maturities of long-term debt are as follows: 2026 -- $63.4 million; 2027 -- $137.6 million; 2028 -- $31.6 million; 2029 -- $207.6 million; 2030 -- $26.7 million; and $158.5 million thereafter.

5. Derivatives

Commodity Contracts

The net asset or liability positions of commodity derivatives (net of their cash collateral) are determined on a counterparty-by-counterparty basis. The net position is included within Commodity derivative assets (or liabilities) - current in the Consolidated Balance Sheets. Most contracts for the sale of commodities to processors or other commercial consumers generally do not extend beyond one year. The following table presents a summary of the estimated fair value of the Company's commodity derivative instruments that require cash collateral and the associated cash posted or received as collateral.

(in thousands)	December 31, 2025	December 31, 2024
Cash collateral paid	$ 16,732	$ 39,025
Fair value of derivatives	29,461	8,696
Net derivative asset position	$ 46,193	$ 47,721

The following table presents, on a gross basis, current and non-current commodity derivative assets and liabilities:

(in thousands)	Commodity Derivative Assets - Current	Commodity Derivative Assets - Noncurrent	Commodity Derivative Liabilities - Current	Commodity Derivative Liabilities - Noncurrent	Total
			December 31, 2025		
Commodity derivative assets	$ 149,297	$ 687	$ 6,792	$ 4	$ 156,780
Commodity derivative liabilities	(30,563)	(24)	(57,945)	(103)	(88,635)
Cash collateral paid	16,732	—	—	—	16,732
Balance sheet line item totals	$ 135,466	$ 663	$ (51,153)	$ (99)	$ 84,877

(in thousands)	Commodity Derivative Assets - Current	Commodity Derivative Assets - Noncurrent	Commodity Derivative Liabilities - Current	Commodity Derivative Liabilities - Noncurrent	Total
			December 31, 2024		
Commodity derivative assets	$ 165,038	$ 1,441	$ 10,158	$ 28	$ 176,665
Commodity derivative liabilities	(55,262)	(28)	(69,924)	(425)	(125,639)
Cash collateral paid	39,025	—	—	—	39,025
Balance sheet line item totals	$ 148,801	$ 1,413	$ (59,766)	$ (397)	$ 90,051

The net gains and losses on commodity derivatives not designated as hedging instruments included in the Company's Consolidated Statements of Operations and the line items in which they are located are as follows:

(in thousands)	Year Ended December 31,		
	2025	2024	2023
Gains (losses) on commodity derivatives included in Cost of sales and merchandising revenues	$ 17,119	$ (12,783)	$ (69,579)

The Company's volumes of commodity derivative contracts outstanding (on a gross basis) are as follows:

| | December 31, 2025 | | December 31, 2024 | |
	Non-exchange Traded	Exchange Traded	Non-exchange Traded	Exchange Traded
(in thousands)				
Metric Tons:				
Corn	12,238	5,452	15,423	5,456
Soybeans	889	625	886	637
Wheat	2,362	2,753	2,409	3,365
Oats	344	9	313	5
Other	2,214	554	3,058	402
Total metric tons	18,047	9,393	22,089	9,865
Gallons:				
Ethanol	262,068	109,788	280,999	99,162
Propane	—	58,380	—	118,986
Other	57,861	4,326	53,020	1,440
Total gallons	319,929	172,494	334,019	219,588

Interest Rate Derivatives

The fair value of the Company's interest rate derivatives designated as hedging instruments are as follows:

| | December 31, | |
(in thousands)	2025	2024
Interest rate contracts included in Other current assets	$ 4,836	$ 6,761
Interest rate contracts included in Other assets	12,566	22,723
Interest rate contracts included in Accrued expenses and other current liabilities	(309)	—
Interest rate contracts included in Other long-term liabilities	(788)	(301)

The recording of interest rate derivatives gains and losses and the financial statement line item in which they are located are as follows:

| | Year Ended December 31, | | |
(in thousands)	2025	2024	2023
Interest rate derivative (losses) gains included in Other comprehensive income	$ (13,128)	$ 846	$ (3,407)
Interest rate derivative gains included in Interest expense, net	7,990	12,354	10,132
Interest rate derivative gains included in Other income, net	—	546	—

The following table presents the open interest rate contracts at December 31, 2025:

Interest Rate Hedging Instrument	Year Entered	Year of Maturity	Initial Notional Amount (in millions)	Hedged Item	Interest Rate
Swap	2020	2030	$ 50.0	Interest rate component of debt - accounted for as a hedge	0.7%
Swap	2020	2030	50.0	Interest rate component of debt - accounted for as a hedge	0.8%
Swap	2022	2029	100.0	Interest rate component of debt - accounted for as a hedge	2.0%
Swap	2022	2029	50.0	Interest rate component of debt - accounted for as a hedge	2.4%
Swap	2022	2028	15.0	Interest rate component of debt - accounted for as a hedge	3.3%
Swap	2023	2031	50.0	Interest rate component of debt - accounted for as a hedge	2.9%
Swap	2024	2029	35.0	Interest rate component of debt - accounted for as a hedge	4.2%
Swap	2025	2026	50.0	Interest rate component of debt - accounted for as a hedge	3.5%

6. Revenue

A majority of the Company's Sales and merchandising revenues are generated from contracts that are outside the scope of ASC 606, *Revenues from Contracts with Customers*. Approximately 85% of the Company's sales contracts are derivatives within the scope of ASC 815, *Derivatives and Hedging*, with the remaining 15% accounted for under ASC 606. Substantially all sales and merchandising revenues subject to ASC 606 are recognized at a point in time, with the vast majority generated by the Agribusiness segment. Therefore, a further disaggregation of ASC 606 Sales and merchandising revenues and detail of outstanding contract balances within the Agribusiness segment have been provided below:

	Year Ended December 31,		
(in thousands)	2025	2024	2023
Specialty and primary nutrients	$ 815,484	$ 699,048	$ 822,302
Premium ingredients	263,111	337,642	434,304
Propane and fuels	242,114	210,195	190,221
Other	210,366	156,497	185,379
Total	$ 1,531,075	$ 1,403,382	$ 1,632,206

Specialty and primary nutrients

The company sells several different types of specialty nutrient products, including: low-salt liquid starter fertilizers, micro-nutrients and other specialty lawn products. These products can be sold through the wholesale distribution channels as well as directly to end users at the farm center locations. Similarly, the Company sells several different types of primary nutrient products, including: nitrogen, phosphorus, and potassium. These products may be purchased and re-sold as is or sold as finished goods resulting from a blending and manufacturing process. The contracts associated specialty and primary nutrients generally have a single performance obligation, as the Company has elected the accounting policy to consider shipping and handling costs as fulfillment costs. Revenue is recognized when control of the product has passed to the customer. Payment terms generally range from 0 - 30 days.

Premium Ingredients

The Company's premium ingredient products are mainly comprised of pulses, organics and pet food ingredients. Contracts for premium ingredients generally have a single performance obligation, as the Company has elected the accounting policy to consider shipping and handling costs as fulfillment costs. Revenue is recognized when control of the product has passed to the customer which follows shipping terms on the contract. Payment terms for premium ingredients generally range from 30 - 120 days.

Propane and Fuels

Revenue is recognized at a point in time when obligations under the terms of the contract with the customer are satisfied. This occurs with the transfer of control to customers when products are shipped for direct sales to customers or when the product is picked up by a customer. Contracts contain one performance obligation which is the delivery to the customer at a point in time. Revenue is measured as the amount of consideration received in exchange for transferring products. The Company recognizes the cost for shipping as an expense in Cost of sales and merchandising revenues when control over the product has transferred to the customer. Payment terms generally range from 0 - 30 days.

Contract balances

The balances of the Company's contract liabilities were $30.5 million and $24.8 million as of December 31, 2025 and December 31, 2024, respectively. The difference between the opening and closing balances of the Company's contract liabilities primarily results from the timing difference between the Company's performance and the customer's payment. The main driver of the contract liabilities balance is payments for primary and specialty nutrients within the Agribusiness segment received in advance of fulfilling the performance obligations of customers contracts. Contract liabilities are generally built up at year-end and through the first quarter as a result of payments in advance of fulfilling our performance obligations under our customer contracts in preparation for the spring application season. Revenue is then recognized as the Company fulfills its contract obligations through the application season. Contract liabilities at December 31, 2025, increased slightly compared to the prior year due to the timing of farmer prepayments.

7. Income Taxes

The income tax provision consists of the following:

(in thousands)	Year Ended December 31, 2025	2024	2023
Current:			
Federal	**$ 18,072**	$ 21,081	$ 30,274
State and local	**8,521**	7,568	5,852
Foreign	**4,235**	4,780	2,869
	30,828	33,429	38,995
Deferred:			
Federal	**(3,180)**	(4,028)	(1,012)
State and local	**(5,084)**	(202)	1,252
Foreign	**(396)**	858	(2,201)
	(8,660)	(3,372)	(1,961)
Total:			
Federal	**14,892**	17,053	29,262
State and local	**3,437**	7,366	7,104
Foreign	**3,839**	5,638	668
	$ 22,168	$ 30,057	$ 37,034

Income before income taxes consists of the following:

(in thousands)	Year Ended December 31, 2025	2024	2023
U.S.	**$ 138,469**	$ 199,950	$ 161,377
Foreign	**3,000**	807	8,186
	$ 141,469	$ 200,757	$ 169,563

A reconciliation from the statutory U.S. federal tax rate to the effective tax rate follows:

(in thousands)	Year Ended December 31,					
	2025		2024		2023	
Statutory U.S. federal tax rate	$ 29,706	21.0%	$ 42,159	21.0%	$ 35,608	21.0%
State and local income taxes, net of related federal taxes [1]	1,728	1.2	6,231	3.1	2,149	1.3
Foreign tax effects:						
Switzerland						
Changes in valuation allowance	1,919	1.4	1,005	0.5	—	—
Other	253	0.2	480	0.2	(876)	(0.5)
Other foreign jurisdictions	2,548	1.8	4,186	2.1	136	0.1
Effect of cross-border tax laws	580	0.4	(501)	(0.2)	(784)	(0.5)
Income tax credits:						
Energy credits	—	—	(10,906)	(5.4)	—	—
Research and development	—	—	—	—	(1,758)	(1.0)
Foreign tax credits	(299)	(0.2)	(763)	(0.4)	(1,525)	(0.9)
Other	—	—	(2,091)	(1.0)	—	—
Changes in valuation allowance	213	0.2	1,197	0.6	579	0.3
Nontaxable or nondeductible items:						
Effect of noncontrolling interest	(4,989)	(3.5)	(11,932)	(5.9)	(6,650)	(3.9)
Clean fuel production credits	(7,347)	(5.2)	—	—	—	—
Nondeductible compensation	2,484	1.8	2,476	1.2	2,585	1.5
Other	657	0.5	40	—	(423)	(0.2)
Changes in unrecognized tax benefits	(8,580)	(6.1)	(1,302)	(0.6)	7,511	4.4
Interest on tax positions	2,045	1.4	864	0.4	—	—
Other adjustments	1,250	0.8	(1,086)	(0.6)	482	0.2
Effective tax rate	$ 22,168	15.7%	$ 30,057	15.0%	$ 37,034	21.8%

[1] In 2025, state and local income taxes in California comprise the majority of state and local income taxes, net of federal effect. In 2024, state and local income taxes in Indiana, Kansas, Illinois, and Michigan comprise the majority of state and local income taxes, net of federal effect. In 2023, state and local income taxes in Kansas comprise the majority of state and local income taxes, net of federal effect.

Income taxes paid (net of refunds received) by jurisdiction exceeded five percent of total income taxes paid (net of refunds received) as noted in the following:

(in thousands)	Year Ended December 31,		
	2025	2024	2023
US federal	$ 7,793	$ 20,596	$ 27,800
US state and local:			
Kansas	*	2,770	3,971
Other	2,529	4,780	8,505
	2,529	7,550	12,476
Foreign:			
Canada	1,814	*	*
Mexico	950	*	*
United Kingdom	1,385	*	*
Other	1,776	3,328	5,377
	5,925	3,328	5,377
Total:	$ 16,247	$ 31,474	$ 45,653

*Jurisdiction is below the threshold for the period presented.

TAMH, Skyland, and ELEMENT, for the periods in which the entity was consolidated, are treated as partnerships for U.S. tax purposes. Partnerships are not taxable entities so the tax consequences of the partnership's transactions flow through to the partners at their proportionate share. As a result, the Consolidated Statements of Operations do not reflect such income taxes within Net income attributable to the noncontrolling interest.

The Company has elected to treat Global Intangible Low Tax Income ("GILTI") as a period cost and, therefore, has not recognized deferred taxes for basis differences that may reverse as GILTI tax in future years.

For the years ended December 31, 2025, and 2024, the Company has not recognized deferred tax liabilities for temporary differences related to investments in foreign subsidiaries that were deemed permanently reinvested. Determination of the amount of unrecognized deferred income tax liabilities on these earnings is not practicable because such liability, if any, depends on certain circumstances existing and if/when remittance occurs. A deferred tax liability will be recognized if and when the Company no longer plans to permanently reinvest these undistributed earnings.

Significant components of the Company's deferred tax liabilities and assets are as follows:

	December 31,	
(in thousands)	2025	2024
Deferred tax liabilities:		
Property, plant and equipment	$ (26,677)	$ (64,934)
Operating lease right-of-use assets	(23,370)	(18,029)
Investments	(793)	(21,968)
Derivative instruments	(4,192)	(7,202)
Other	(5,111)	(5,607)
	(60,143)	(117,740)
Deferred tax assets:		
Employee benefits	23,250	24,346
Accounts and notes receivable	11,931	12,289
Inventory	2,892	3,166
Identifiable intangibles	3,874	655
Federal income tax credits	4,502	4,203
Net operating loss carryforwards	5,437	1,212
Operating lease liability	23,635	17,685
Other	10,216	7,402
Total deferred tax assets	85,737	70,958
Less: valuation allowance	9,168	6,591
	76,569	64,367
Net deferred tax assets (liabilities)	$ 16,426	$ (53,373)

The following table summarizes the amounts recognized in the Company's Consolidated Balance Sheets related to deferred tax assets and liabilities:

		December 31,	
(in thousands)	Consolidated Balance Sheet Classification	2025	2024
Deferred tax assets, net of valuation allowance	Other assets	$ 30,634	$ 1,632
Deferred tax liabilities	Other long-term liabilities	(14,208)	(55,005)
Net deferred tax assets (liabilities)		$ 16,426	$ (53,373)

At December 31, 2025, the Company had $48.9 million, $25.4 million, and $118.1 million of U.S. Federal, non-U.S., and state net operating loss carryforwards that for non-U.S. and state purposes begin to expire in 2027 and 2026, respectively. The Company also has $4.5 million of U.S. foreign tax credit ("FTCs") carryforwards that begin to expire in 2026. The valuation allowance of $9.2 million is related to $4.5 million, $3.4 million, and $1.3 million of U.S. federal FTCs, foreign net operating losses, and other U.S. deferred tax assets, respectively.

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance will be recorded to reduce deferred tax assets if, based on all available evidence, it is considered more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. In assessing the realizability of our deferred tax assets, we consider positive and negative evidence, including historical operating results, future reversals of existing taxable temporary differences, projected future earnings, and tax planning strategies.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

(in thousands)	2025		2024		2023	
Balance at beginning of period	$	70,451	$	84,719	$	79,262
Tax positions related to the current year						
Gross additions		—		—		—
Tax positions related to prior years						
Gross additions		1,843		—		6,395
Gross reductions		(9,818)		(3,880)		(58)
Settlements		(21,508)		(9,993)		—
Lapse in statute of limitations		(79)		—		(619)
Exchange rate fluctuations		271		(395)		(261)
Balance at end of period	$	41,160	$	70,451	$	84,719

As of December 31, 2025, 2024 and 2023, if our unrecognized tax benefits were recognized in future periods, they would favorably impact our effective tax rate by $39.3 million, $70.5 million, and $84.7 million, respectively. As of December 31, 2025, unrecognized tax benefits of $41.2 million include $22.9 million associated with the federal and state research & development credits.

The Company's practice is to recognize interest and penalties on uncertain tax positions in the Income tax provision within the Consolidated Statements of Operations. At December 31, 2025, 2024, and 2023, the Company recorded reserves of $11.7 million, $15.7 million, and $13.0 million, respectively, of interest and penalties on uncertain tax positions in Other long-term liabilities within the Consolidated Balance Sheets.

8. Accumulated Other Comprehensive Income

The following table summarizes the changes in Accumulated other comprehensive income ("AOCI"):

(in thousands)	Year Ended December 31,			
		2025		2024
Currency Translation Adjustment				
Beginning balance	$	(13,469)	$	(2,581)
Other comprehensive income (loss) before reclassifications		9,135		(10,888)
Tax effect		—		—
Other comprehensive income (loss), net of tax		9,135		(10,888)
Ending balance	$	(4,334)	$	(13,469)
Cash Flow Hedges				
Beginning balance	$	21,571	$	20,985
Other comprehensive (loss) income before reclassifications		(5,138)		13,768
Amounts reclassified from AOCI [a]		(7,990)		(12,922)
Tax effect [c]		3,026		(260)
Other comprehensive (loss) income, net of tax		(10,102)		586
Ending balance	$	11,469	$	21,571
Pension and Other Postretirement Plans				
Beginning balance	$	4,225	$	4,203
Other comprehensive (loss) income before reclassifications		(557)		939
Amounts reclassified from AOCI [b]		(856)		(911)
Tax effect [c]		1,390		(6)
Other comprehensive (loss) income, net of tax		(23)		22
Ending balance	$	4,202	$	4,225
Investments in Convertible Preferred Securities				
Beginning balance	$	258	$	258
Other comprehensive income (loss) before reclassifications		—		—
Amounts reclassified from AOCI		(258)		—
Tax effect		—		—
Other comprehensive income (loss), net of tax		(258)		—
Ending balance	$	—	$	258
Total AOCI Ending Balance	$	11,337	$	12,585

(a) Amounts reclassified from gain (loss) on cash flow hedges are reclassified from AOCI to income when the hedged item affects earnings. Gains and losses from interest rate derivatives are recognized in Interest expense, net within the Consolidated Statements of Operations as interest payments are made on the Company's variable rate debt. When interest rate derivatives are settled prior to maturity, the gain or loss is recognized in Other income, net within the Consolidated Statements of Operations. See Note 5 for additional information.

(b) This AOCI component is included in the computation of net periodic benefit cost recorded in Operating, administrative and general expenses within the Consolidated Statements of Operations.

(c) The Company utilizes the aggregate approach for releasing disproportionate income tax effects in AOCI.

9. Fair Value Measurements

The following table presents the Company's assets and liabilities measured at fair value on a recurring basis:

(in thousands)	December 31, 2025							
Assets (liabilities)		Level 1		Level 2		Level 3		Total
Commodity derivatives, net [a]	$	46,193	$	38,684	$	—	$	84,877
Provisionally priced contracts [b]		(83,883)		(42,089)		—		(125,972)
Convertible preferred securities [c]		—		—		18,190		18,190
Other assets and liabilities [d]		874		15,986		—		16,860
Total	$	(36,816)	$	12,581	$	18,190	$	(6,045)

(in thousands)	December 31, 2024			
Assets (liabilities)	Level 1	Level 2	Level 3	Total
Commodity derivatives, net [a]	$ 47,721	$ 42,330	$ —	$ 90,051
Provisionally priced contracts [b]	(12,203)	(45,017)	—	(57,220)
Convertible preferred securities [c]	—	—	14,190	14,190
Other assets and liabilities [d]	2,711	29,183	—	31,894
Total	$ 38,229	$ 26,496	$ 14,190	$ 78,915

(a) Includes associated cash posted/received as collateral.
(b) Included in "Provisionally priced contracts" are those instruments based only on underlying futures values (Level 1) and delayed price contracts (Level 2).
(c) Recorded in Other assets on the Company's Consolidated Balance Sheets related to certain available for sale securities.
(d) Included in "Other assets and liabilities" are assets held by the Company to fund deferred compensation plans and foreign exchange derivative contracts (Level 1), as well as interest rate derivatives (Level 2).

Level 1 commodity derivatives reflect the fair value of the exchange-traded futures and options contracts that the Company holds, net of the cash collateral that the Company has in its margin account.

The majority of the Company's assets and liabilities measured at fair value are based on the market approach valuation technique. With the market approach, fair value is derived using prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

The Company's net commodity derivatives primarily consist of futures or options contracts via regulated exchanges and contracts with producers or customers under which the future settlement date and bushels (or gallons in the case of ethanol contracts) of commodities to be delivered (primarily wheat, corn, soybeans and ethanol) are fixed and under which the price may or may not be fixed. Depending on the specifics of the individual contracts, the fair value is derived from the futures or options prices quoted on various exchanges for similar commodities and delivery dates as well as observable quotes for local basis adjustments (the difference, which is attributable to local market conditions, between the quoted futures price and the local cash price). Because "basis" for a particular commodity and location typically has multiple quoted prices from other agribusinesses in the same geographical vicinity and is used as a common pricing mechanism in the agribusiness industry, the Company has concluded that "basis" is typically a Level 2 fair value input for purposes of the fair value disclosure requirements related to our commodity derivatives, depending on the specific commodity. Although nonperformance risk, both of the Company and the counterparty, is present in each of these commodity contracts and is a component of the estimated fair values, based on the Company's historical experience with its producers and customers and the Company's knowledge of their businesses, the Company does not view nonperformance risk to be a significant input to fair value for these commodity contracts.

These fair value disclosures exclude RMI which consists of agricultural commodity inventories measured at net realizable value. The net realizable value used to measure the Company's agricultural commodity inventories is the fair value (spot price of the commodity in an exchange), less cost of disposal and transportation based on the local market. This valuation would generally be considered Level 2. The amount of RMI is disclosed in Note 2. Changes in the net realizable value of commodity inventories are recognized as a component of Cost of sales and merchandising revenues.

Provisionally priced contract liabilities are those for which the Company has taken ownership and possession of grain, but the final purchase price has not been established. In the case of payables where the unpriced portion of the contract is limited to the futures price of the underlying commodity or the Company has delivered a provisionally priced grain and a subsequent payable or receivable is set up for any future changes in the grain price, quoted exchange prices are used and the liability is deemed to be Level 1 in the fair value hierarchy. For all other unpriced contracts which include variable futures and basis components, the amounts recorded for delayed price contracts are determined on the basis of local grain market prices at the balance sheet date and, as such, are deemed to be Level 2 in the fair value hierarchy.

The convertible preferred securities are interests in several early-stage enterprises that may be in various forms, such as convertible debt or preferred equity securities.

A reconciliation of beginning and ending balances for the Company's recurring fair value measurements using Level 3 inputs is as follows:

	Convertible Preferred Securities	
(in thousands)	2025	2024
Assets at January 1,	$ 14,190	$ 15,625
Additional investments	4,000	100
Gains (losses) included in Other income, net	—	(1,535)
Assets at December 31,	$ 18,190	$ 14,190

The following tables summarize quantitative information about the Company's Level 3 fair value measurements:

Quantitative Information about Recurring Level 3 Fair Value Measurements

(in thousands)	Fair Value as of 12/31/2025	Valuation Method	Unobservable Input	Weighted Average
Convertible preferred securities (a)	$ 18,190	Implied based on market prices	N/A	N/A

(in thousands)	Fair Value as of 12/31/2024	Valuation Method	Unobservable Input	Weighted Average
Convertible preferred securities (a)	$ 14,190	Implied based on market prices	N/A	N/A

(a) The Company considers observable price changes and other additional market data available to estimate fair value, including additional capital raising, internal valuation models, progress towards key business milestones, and other relevant market data points.

There were no non-recurring fair value measurements as of December 31, 2025, and 2024.

As of December 31, 2025, and 2024, the estimated fair value of long-term debt, including the current portion, was $618.7 million and $635.4 million, respectively. The Company estimates the fair value of its long-term debt based upon the Company's credit standing and current interest rates offered by the Company on similar bonds and rates currently available to the Company for long-term borrowings with similar terms and remaining maturities. The Company considers this to be a level 2 fair value measurement.

10. Segment Information

Reportable segments are components of the Company for which discrete financial information is available and that are regularly evaluated by the Chief Operating Decision Maker ("CODM"). The Company has identified the Chief Executive Officer to be the Company's CODM as he has final authority over performance assessment and resource allocation decisions. The CODM regularly receives and uses discrete financial information for each reportable segment as well as select supplemental financial information for certain business units. The CODM uses this information to assess segment performance and allocate resources by comparing actual results to forecasted and historical information and discussing observations with the broader leadership team responsible for managing each segment. These reviews occur on a regular basis and include probing inquiries, analysis of both company-specific and market-based factors, and consideration of trends impacting each segment. The CODM evaluates performance and allocates resources to each reportable segment primarily based on the segment profit or loss, which represents each segment's Income (loss) before income taxes.

The Company's operations include two reportable business segments that are distinguished primarily on the basis of products and services. The Agribusiness segment includes commodity merchandising, the operation of terminal grain elevator facilities, and the manufacturing and distribution of plant nutrient products. The Renewables segment produces and sells ethanol and co-products, while also managing a merchandising portfolio that includes ethanol, ethanol co-products, and renewable feedstocks. Other includes corporate income and expenses, costs for shared support functions that support the operating segments, and various elimination and consolidation adjustments. Each segment is managed separately under the Company's organizational structure, reflecting differences in strategic objectives, operational processes, and management accountability.

Effective January 1, 2025, the Company realigned its organizational structure to better reflect updates in management reporting resulting in a change in reportable segments. As a result, the former Trade segment was combined with the former Nutrient & Industrial segment in the newly formed Agribusiness segment along with several smaller business lines being moved between the Agribusiness and Renewables segments. Management assessed the impact of the recast on the related reporting units and determined that a recast of goodwill balances between segments was not material. All prior period segment information has been recast to conform to the current year presentation.

The segment information below includes the allocation of expenses shared by one or more operating segments. Although management believes such allocations are reasonable, the operating information does not necessarily reflect how such data might appear if the segments were operated as separate businesses. The Company does not have any customers who represent 10 percent, or more, of total revenues.

(in thousands)	Year Ended December 31, 2025		
	Agribusiness	Renewables	Total
Sales and merchandising revenues	$ 8,260,004	$ 2,748,924	$ 11,008,928
Cost of sales and merchandising revenues	7,703,097	2,592,180	10,295,277
Operating, administrative and general expenses	486,935	42,680	529,615
Asset impairment [a]	14,777	3,352	18,129
Interest expense	43,482	5,681	49,163
Other segment items [b]	44,874	35,071	79,945
Segment income before income taxes	$ 56,587	$ 140,102	$ 196,689
Less: corporate expenses			55,220
Income before income taxes			$ 141,469

(a) Asset impairments of $14.8 million in the Agribusiness segment as a result of closing several smaller underperforming grain and nutrient locations along with a facility that was damaged from a grain explosion. There was also a $3.4 million charge in the Renewables segment related to the discontinued use of equipment for corn oil refinement.

(b) Other segment items for each reportable segment includes:
　　Agribusiness - property insurance recoveries, interest income, patronage income, amongst other items.
　　Renewables - clean fuel production tax credits, interest income, patronage income, amongst other items.

(in thousands)	Year Ended December 31, 2024		
	Agribusiness	Renewables	Total
Sales and merchandising revenues	$ 8,456,381	$ 2,801,167	$ 11,257,548
Cost of sales and merchandising revenues	7,933,389	2,630,233	10,563,622
Operating, administrative and general expenses	418,110	37,011	455,121
Interest expense	30,911	2,828	33,739
Other segment items [a]	35,185	8,665	43,850
Segment income before income taxes	$ 109,156	$ 139,760	$ 248,916
Less: corporate expenses			48,159
Income before income taxes			$ 200,757

(a) Other segment items for each reportable segment includes:
    Agribusiness - interest income, property insurance recoveries, patronage income, amongst other items.
    Renewables - interest income, a gain on the deconsolidation of the ELEMENT joint venture, patronage income, amongst other items.

(in thousands)	Year Ended December 31, 2023		
	Agribusiness	Renewables	Total
Sales and merchandising revenues	$ 11,370,491	$ 3,379,621	$ 14,750,112
Cost of sales and merchandising revenues	10,844,788	3,159,961	14,004,749
Operating, administrative and general expenses	407,615	36,934	444,549
Asset impairment [a]	—	87,156	87,156
Interest expense	42,548	6,087	48,635
Other segment items [b]	32,398	15,037	47,435
Segment income before income taxes	$ 107,938	$ 104,520	$ 212,458
Less: corporate expenses			42,895
Income before income taxes			$ 169,563

(a) Asset impairment of $87.2 million as the Company recorded an impairment charge related to ELEMENT in the first quarter of 2023, as the plant faced operational and market-based challenges which were exacerbated by a shift in the California Low Carbon Fuel Standard credit markets and high western corn basis.
(b) Other segment items for each reportable segment includes:
    Agribusiness - interest income, property insurance recoveries, gains on sales of assets & businesses, patronage income, amongst other items.
    Renewables - interest income, a gain on the deconsolidation of ELEMENT joint venture, patronage income, Biofuel Producer Program funds, amongst other items.

(in thousands)	Year Ended December 31, 2025			
	Agribusiness	Renewables	Other	Total
Depreciation and amortization [a]	$ 82,676	$ 48,036	$ 2,611	$ 133,323
Purchases of property, plant and equipment and capitalized software	176,850	49,198	7,075	233,123
Interest income [b]	5,490	1,696	11	7,197

(a) Depreciation and amortization disclosed by reportable segment is included within both Cost of sales and merchandising revenues and Operating, administrative and general expenses within the Consolidated Statement of Operations.
(b) Interest income is recorded in Other income, net within the Consolidated Statement of Operations.

(in thousands)	Year Ended December 31, 2024			
	Agribusiness	Renewables	Other	Total
Depreciation and amortization [a]	$ 72,993	$ 49,705	$ 5,106	$ 127,804
Purchases of property, plant and equipment and capitalized software	95,356	49,808	4,023	149,187
Interest income [b]	16,018	5,075	—	21,093

(a) Depreciation and amortization disclosed by reportable segment is included within both Cost of sales and merchandising revenues and Operating, administrative and general expenses within the Consolidated Statement of Operations.
(b) Interest income is recorded in Other income, net within the Consolidated Statement of Operations.

(in thousands)	Year Ended December 31, 2023			
	Agribusiness	Renewables	Other	Total
Depreciation and amortization [a]	$ 65,377	$ 51,408	$ 8,321	$ 125,106
Purchases of property, plant and equipment and capitalized software	92,252	54,546	3,645	150,443
Interest income [b]	7,893	5,087	27	13,007

(a) Depreciation and amortization disclosed by reportable segment is included within both Cost of sales and merchandising revenues and Operating, administrative and general expenses within the Consolidated Statement of Operations.
(b) Interest income is recorded in Other income, net within the Consolidated Statement of Operations.

(in thousands)	December 31,		
	2025	2024	2023
Identifiable assets			
Agribusiness	$ 2,847,954	$ 2,778,025	$ 2,581,977
Renewables	617,253	680,546	780,477
Other	247,625	662,743	492,553
Total assets	$ 3,712,832	$ 4,121,314	$ 3,855,007

(in thousands)	Year Ended December 31,		
	2025	2024	2023
Revenues from external customers by geographic region			
United States	$ 8,428,904	$ 8,103,367	$ 9,772,619
Canada	518,779	517,131	694,774
Mexico	334,275	392,142	533,012
Other	1,726,970	2,244,908	3,749,707
Total	$ 11,008,928	$ 11,257,548	$ 14,750,112

Substantially all of the Company's long-lived assets are located within the United States. The Company had approximately $47.8 million and $45.8 million in long-lived assets abroad at December 31, 2025, and 2024, respectively with substantially all of the foreign long-lived assets located within Canada for both periods presented.

11. Leases

The components of lease cost recognized within the Company's Consolidated Statement of Operations were as follows:

		Year Ended December 31,		
(in thousands)	Consolidated Statement of Operations Classification	2025	2024	2023
Lease cost:				
Operating lease cost	Cost of sales and merchandising revenues	$ 20,632	$ 17,760	$ 16,123
Operating lease cost	Operating, administrative and general expenses	20,362	14,490	13,203
Finance lease cost				
Amortization of right-of-use assets	Cost of sales and merchandising revenues	590	80	120
Amortization of right-of-use assets	Operating, administrative and general expenses	1,526	1,133	1,045
Interest expense on lease liabilities	Interest expense, net	366	346	332
Short-term lease cost	Cost of sales and merchandising revenues	2,798	2,194	2,160
Short-term lease cost	Operating, administrative and general expenses	330	46	144
Variable lease cost	Cost of sales and merchandising revenues	—	—	500
Variable lease cost	Operating, administrative and general expenses	734	468	225
Total lease cost		$ 47,338	$ 36,517	$ 33,852

Supplemental cash flow information related to leases was as follows:

	Year Ended December 31,		
(in thousands)	2025	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 41,255	$ 33,094	$ 30,467
Financing cash flows from finance leases	1,953	1,185	1,270
Right-of-use assets obtained in exchange for lease obligations:			
Operating leases	31,159	72,196	48,569

The following table summarizes the amounts recognized in the Company's Consolidated Balance Sheets related to leases:

		December 31,	
(in thousands)	Consolidated Balance Sheet Classification	2025	2024
Assets			
Operating lease assets	Right of use assets, net	$ 108,792	$ 104,630
Finance lease assets	Property, plant and equipment, net	21,259	23,119
Total leased assets		$ 130,051	$ 127,749
Liabilities			
Current operating leases	Accrued expenses and other current liabilities	$ 27,081	$ 25,773
Non-current operating leases	Long-term lease liabilities	71,545	65,312
Total operating lease liabilities		98,626	91,085
Current finance leases	Current maturities of long-term debt	2,037	1,884
Non-current finance leases	Long-term debt, less current maturities	7,559	9,616
Total finance lease liabilities		9,596	11,500
Total lease liabilities		$ 108,222	$ 102,585

	As of December 31,	
Weighted-Average Remaining Lease Term	2025	2024
Operating leases	**8.5 years**	10.9 years
Finance leases	**5.9 years**	6.6 years

Weighted-Average Discount Rate	As of December 31,	
	2025	2024
Operating leases	**5.0 %**	5.0 %
Finance leases	**4.2 %**	4.2 %

The following table outlines maturities of the Company's lease liabilities as of December 31, 2025:

(in thousands)	Operating Leases		Finance Leases	
2026	$	**32,254**	$	**2,414**
2027		**23,602**		**2,229**
2028		**14,126**		**2,075**
2029		**7,816**		**2,394**
2030		**5,576**		**690**
Thereafter		**61,543**		**1,289**
Total lease payments		**144,917**		**11,091**
Less: interest		**46,291**		**1,495**
Total	$	**98,626**	$	**9,596**

12. Commitments and Contingencies

Litigation activities

The Company is party to litigation, or threats thereof, both as defendant and plaintiff with some regularity, although individual cases that are material in size occur infrequently. As a defendant, the Company establishes reserves for claimed amounts that are considered probable and capable of estimation. If those cases are resolved for lesser amounts, the excess reserves are taken into income and, conversely, if those cases are resolved for larger than the amount the Company has accrued, the Company records additional expense. The Company believes it is unlikely that the results of its current legal proceedings for which it is the defendant, even if unfavorable, will be material. As a plaintiff, amounts that are collected can also result in sudden, non-recurring income.

Litigation results depend upon a variety of factors, including the availability of evidence, the credibility of witnesses, the performance of counsel, the state of the law, and the impressions of judges and jurors, any of which can be critical in importance, yet difficult, if not impossible, to predict. Consequently, cases currently pending, or future matters, may result in unexpected, and non-recurring losses, or income, from time to time. Finally, litigation results are often subject to judicial reconsideration, appeal and further negotiation by the parties, and as a result, the final impact of a particular judicial decision may be unknown for some time or may result in continued reserves to account for the potential of such post-verdict actions.

Specifically, the Company is party to a non-regulatory litigation claim related to the receivership of its former consolidated subsidiary. While the Company believes it has meritorious defenses against the suit, the ultimate resolution of the matter could result in a loss in excess of the amount accrued. Given the preliminary status of the claim, the Company does not believe an amount in excess of current reserves is determinable.

The estimated losses for all other outstanding claims that are considered reasonably possible and estimable are not material.

13. Stock Compensation Plans

The Company's 2019 Long-Term Incentive Compensation Plan, dated February 22, 2019, and subsequently approved by shareholders on May 10, 2019, and amended and restated on May 6, 2022, is authorized to issue up to 7.0 million shares of common stock as options, share appreciation rights, restricted shares and units, performance shares and units and other stock or cash-based awards. Approximately 2.4 million shares remain available for issuance at December 31, 2025.

Stock compensation expense and related income tax impacts were as follows:

	Year Ended December 31,		
(in thousands)	2025	2024	2023
Stock compensation expense	$ 16,984	$ 13,629	$ 12,857
Income tax (expense) benefit related to stock compensation	(332)	1,510	1,207

Restricted Stock Units ("RSUs")

These awards are contingent to requisite service periods established within the grant documents and range from 1 to 3 years. RSUs graded vest in conjunction with the requisite service period. Total restricted stock expense is equal to the market value of the Company's common shares on the date of the award and is recognized over the requisite service period on a straight-line basis.

A summary of the status of the Company's non-vested RSUs as of December 31, 2025, and changes during the period then ended, is presented below:

	Shares (in thousands)	Weighted-Average Grant-Date Fair Value
Non-vested at January 1, 2025	243	$ 50.16
Granted	230	39.31
Vested	(144)	44.90
Forfeited	(13)	44.92
Non-vested at December 31, 2025	316	$ 44.86

	Year Ended December 31,		
	2025	2024	2023
Total fair value of shares vested (in thousands)	$ 6,486	$ 5,022	$ 4,369
Weighted-average fair value of RSUs granted	$ 39.31	$ 48.93	$ 44.84

As of December 31, 2025, there was $5.7 million of total unrecognized compensation cost related to non-vested RSUs that is expected to be recognized over a weighted-average period of 1.5 years.

Earnings Per Share-Based Performance Share Units with Total Shareholder Return Modifier ("Modified PSUs")

Beginning in 2024, the Company began granting Modified PSUs. Each Modified PSU gives the participant the right to receive common shares dependent on both a performance condition (achievement of defined EPS levels) and a market condition (ranking of total shareholder return in comparison to our peer group) over a 3-year period. At the end of the period, the number of shares of stock issued from the target award will be determined by both company performance and market performance of the Company when compared to the peer group. The fair value of the Modified PSUs is estimated based on the market value of the Company's common shares on the date of the award in combination with a Monte Carlo Simulation to place a value on the modifier component of the award.

A summary of the status of the Company's Modified PSUs as of December 31, 2025, and changes during the period then ended, is presented below:

	Shares (in thousands)	Weighted-Average Grant-Date Fair Value
Non-vested at January 1, 2025	218	$ 60.42
Granted	255	44.23
Vested	—	—
Forfeited	(44)	51.99
Non-vested at December 31, 2025	429	$ 51.68

	Year Ended December 31,		
	2025	2024	2023
Total fair value of shares vested (in thousands)	$ —	$ —	$ —
Weighted-average fair value of Modified PSUs granted	$ 44.23	$ 60.42	$ —

As of December 31, 2025, there was approximately $7.6 million unrecognized compensation cost related to non-vested Modified PSUs that is expected to be recognized over a weighted-average period of 1.7 years.

Earnings Per Share-Based Performance Share Units ("EPS PSUs")

Each EPS PSU gives the participant the right to receive common shares dependent on the achievement of specified performance results over a 3-year performance period. At the end of the performance period, the number of shares of stock issued will be determined by adjusting the award upward or downward from a target award. Fair value of EPS PSUs issued is based on the market value of the Company's common shares on the date of the award. The related compensation expense is recognized over the performance period when achievement of the award is probable and is adjusted for changes in the number of shares expected to be issued if changes in performance are expected. Currently, the Company is accounting for the awards granted in 2023 at the maximum amount available for issuance. The EPS PSUs awards were discontinued after the 2023 grant in favor of the Modified PSUs as explained above.

A summary of the status of the Company's EPS PSUs as of December 31, 2025, and changes during the period then ended, is presented below:

	Shares (in thousands)	Weighted-Average Grant-Date Fair Value
Non-vested at January 1, 2025	226	$ 45.39
Granted	—	—
Vested	(99)	44.56
Forfeited	(9)	46.04
Non-vested at December 31, 2025	118	$ 46.04

	Year Ended December 31,		
	2025	2024	2023
Total fair value of shares vested (in thousands)	$ 4,407	$ 3,646	$ 2,150
Weighted-average fair value of EPS PSUs granted	$ —	$ —	$ 46.04

As of December 31, 2025, there was no remaining unrecognized compensation cost related to non-vested EPS PSUs as all remaining non-vested awards will be settled in early 2026.

Total Shareholder Return-Based Performance Share Units ("TSR PSUs")

Each TSR PSU gives the participant the right to receive common shares dependent on total shareholder return on the Company's Common Shares over a 3-year period. At the end of the period, the number of shares of stock issued will be determined by adjusting the award upward or downward from a target award. The TSR PSUs awards were discontinued after the 2023 grant in favor of the Modified PSUs as explained above.

A summary of the status of the Company's TSR PSUs as of December 31, 2025, and changes during the period then ended, is presented below:

	Shares (in thousands)	Weighted-Average Grant-Date Fair Value
Non-vested at January 1, 2025	226	$ 67.97
Granted	—	—
Vested	(46)	66.90
Forfeited	(62)	67.18
Non-vested at December 31, 2025	118	$ 68.80

	Year Ended December 31,		
	2025	2024	2023
Total fair value of shares vested (in thousands)	$ 3,043	$ 4,851	$ 2,853
Weighted-average fair value of TSR PSUs granted	$ —	$ —	$ 64.06

As of December 31, 2025, there was no remaining unrecognized compensation cost related to non-vested TSR PSUs as all remaining non-vested awards will be settled in early 2026.

Employee Share Purchase Plan (the "ESP Plan")

The ESP Plan allows employees to purchase common shares through payroll withholdings. The Company's 2004 ESP Plan, restated and amended in 2023, is authorized to issue up to 500 thousand common shares. The Company has approximately 218 thousand common shares remaining available for issuance to and purchase by employees under this plan. The ESP Plan also contains an option component. The purchase price per share under the ESP Plan is the lower of the market price at the beginning or end of the year. The Company records a liability for withholdings not yet applied towards the purchase of common stock. This liability is included in Accrued expenses and other current liabilities on the Consolidated Balance Sheets.

The fair value of the option component of the ESP Plan is estimated at the date of grant under the Black-Scholes option pricing model with the following assumptions at the grant date. Expected volatility was estimated based on the historical volatility of the Company's common shares over the past year. The average expected life was based on the contractual term of the plan. The risk-free rate is based on the U.S. Treasury yield curve rate with a one year term.

	Year Ended December 31,		
	2025	2024	2023
Risk free interest rate	4.16 %	4.79 %	4.73 %
Dividend yield	1.89 %	1.29 %	2.07 %
Volatility factor of the expected market price of the common shares	32 %	36 %	53 %
Expected life for the options (in years)	1.0	1.0	1.0

14. Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill by reportable segment for the years ended December 31, 2025 and 2024, are as follows:

(in thousands)	Agribusiness[a]	Renewables	Total
Balance at December 31, 2023	$ 119,067	$ 8,789	$ 127,856
Acquisitions	—	—	—
Balance at December 31, 2024	$ 119,067	$ 8,789	$ 127,856
Acquisitions	—	—	—
Balance at December 31, 2025	$ 119,067	$ 8,789	$ 127,856

(a) The Agribusiness segment is shown net of accumulated impairment losses of $116.0 million for all periods presented.

Goodwill is tested for impairment annually as of October 1, or more frequently if impairment indicators arise. The Company uses a one-step quantitative approach that compares the fair value of each reporting unit with its carrying value. Fair value is computed based on both an income approach (discounted cash flows) and a market approach. The income approach uses a reporting unit's estimated future cash flows discounted at the weighted average cost of capital ("WACC"). The market approach estimates fair value by applying cash flow market multiples to the reporting unit's past operating performance and estimated future results. The multiples are derived from comparable publicly traded companies with similar operating and investment characteristics to the reporting unit. Any excess of the carrying value of the goodwill over the fair value will be recorded as an impairment loss.

There can be no assurance that anticipated financial results will be achieved and the goodwill balances remain susceptible to future impairment charges. As of October 1, 2025, the goodwill related to one of the reporting units within the Agribusiness segment is determined to have the greatest risk of future impairment charges given the difference (approximately 12%) between the fair value and carrying value of the reporting unit. If the Company's projected future cash flows were lower, the assumed weighted average cost of capital were higher, or selected market multiples were lower, the testing performed at the annual assessment date may have indicated an impairment of the goodwill. Any impairment charges that the Company may take in the future could be material to its Consolidated Statements of Operations and financial condition.

The Company's other intangible assets are as follows:

		December 31,					
		2025			2024		
(in thousands)	Useful Life (in years)	Original Cost	Accumulated Amortization	Net Book Value	Original Cost	Accumulated Amortization	Net Book Value
Intangible asset class							
Customer lists	3 to 10	$ 125,278	$ 81,387	$ 43,891	$ 153,410	$ 97,645	$ 55,765
Software	2 to 10	100,858	81,912	18,946	91,615	80,054	11,561
Non-compete agreements	1 to 7	20,978	20,809	169	22,277	21,756	521
Supply agreement	10 to 10	4,620	4,620	—	8,720	8,720	—
Trademarks and patents	7 to 10	4,460	4,323	137	16,049	15,437	612
Other	3 to 10	812	445	367	14,241	13,355	886
		$ 257,006	$ 193,496	$ 63,510	$ 306,312	$ 236,967	$ 69,345

Amortization expense for intangible assets was $16.8 million, $22.5 million, and $24.5 million for the years ended December 31, 2025, 2024, and 2023, respectively. Expected future annual amortization expense for the assets above is as follows: 2026 -- $14.7 million; 2027 -- $14.6 million; 2028 -- $12.6 million; 2029 -- $3.0 million; 2030 -- $2.7 million; and thereafter -- $15.9 million.

15. Other Income, Net

The following table sets forth the items in Other income, net for the periods presented below:

(in thousands)	Year Ended December 31,		
	2025	2024	2023
Clean fuel production credits	$ 34,986	$ —	$ —
Property insurance recoveries	27,002	9,781	11,807
Interest income	7,197	21,093	13,007
Patronage income	6,686	3,604	3,046
Gain on deconsolidation of joint venture	—	3,117	6,544
Biofuel Producer Program funds	—	—	2,190
Other	2,469	4,616	13,889
Total	**$ 78,340**	$ 42,211	$ 50,483

Individually significant items included in the table above are:

Clean fuel production credits - The Inflation Reduction Act, enacted on August 16, 2022, introduced Section 45Z of the Internal Revenue Code, offering clean fuel production credits to incentivize low-carbon fuel production starting January 1, 2025. This replaces previous fuel-related credits and supports efforts to reduce greenhouse gas emissions, strengthen energy security, and boost rural economies. On July 4, 2025, the credit was extended through 2029 under the One Big Beautiful Bill Act. Eligible producers of clean transportation fuels can receive up to $1 per gallon. Under guidance available in 2025, the credit is indexed annually for inflation, and eligibility is based on lifecycle emissions, production location, and sales to unrelated parties.

For the year ended December 31, 2025, the Company recognized $35.0 million of Section 45Z credits once there was reasonable assurance the conditions of the year-to-date credit conditions were satisfied. The Company intends to apply these credits to reduce its income tax liability and monetize any remaining credits through sales to third parties.

Property insurance recoveries- The vast majority of the property insurance recoveries recorded in 2025 are related to a current year incident at a grain terminal in Sunray, Texas. In 2024 and 2023, property insurance recoveries were related to prior period incidents at Agribusiness grain locations in Indiana, Michigan, and Louisiana.

Interest income - Substantially all of interest income recorded by the Company was due to the amount of cash and cash equivalents on hand in all periods presented.

Patronage income - As part of the Company's normal operations it relies heavily on short-term lines of credit in order to support working capital needs in addition to long-term debt presented on the Consolidated Balance Sheets. As part of these programs, the Company receives patronage income from its lenders.

Gain on deconsolidation of joint venture - On April 18, 2023, ELEMENT was placed into receivership. As the receiver took control of ELEMENT, under the VIE consolidation model, the Company deemed to have lost control of the entity and therefore deconsolidated ELEMENT from its Consolidated Financial Statements. As a result of these activities, the Company recognized a gain on deconsolidation. See Note 17 for additional information.

Biofuel Producer Program funds - The USDA as a part of the Biofuel Producer Program, created under CARES Act, provided funding to support biofuel producers who faced unexpected market losses due to the COVID-19 pandemic. In 2023, the Company received proceeds of $2.2 million under this program.

16. Earnings Per Share

Basic earnings per share is computed based on the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed based on the weighted average number of shares of common stock plus the effect of dilutive potential common shares outstanding during the period using the treasury stock method. Dilutive potential common shares include outstanding stock awards.

The components of basic and diluted earnings per share were as follows:

	Year Ended December 31,		
(in thousands except per common share data)	2025	2024	2023
Net income	$ 119,301	$ 170,700	$ 132,529
Less: Net income attributable to noncontrolling interests	23,588	56,688	31,339
Net income attributable to The Andersons Inc. common shareholders	$ 95,713	$ 114,012	$ 101,190
Weighted-average shares outstanding - basic	34,036	34,032	33,718
Effect of dilutive awards	301	290	664
Weighted-average shares outstanding – diluted	34,337	34,322	34,382
Earnings per share attributable to The Andersons, Inc. common shareholders:			
Earnings per share - basic	$ 2.81	$ 3.35	$ 3.00
Earnings per share - diluted	$ 2.79	$ 3.32	$ 2.94

Anti-dilutive share based awards excluded from the calculations of diluted EPS were immaterial during the periods presented.

17. ELEMENT

ELEMENT was structured as a limited liability company established for the primary purpose of producing ethanol and additional co-products such as distiller's dried grain and corn oil. The facility located in Colwich, Kansas, was designed to produce 70 million gallons of ethanol per year and began operations in August 2019.

The Company holds 51% of the membership units and ICM owns the remaining 49% of the membership units. The Company had acted as the manager of the facility, responsibilities which were assumed per the Management Services Agreement dated January 1, 2021. ELEMENT was concluded to be a VIE and had been consolidated within the Company's Consolidated Financial Statements.

In early 2023, ELEMENT was unable to make its scheduled debt payments and was placed into default. The default led to an impairment triggering event, concluding in an $87.2 million impairment charge in the first quarter.

On April 18, 2023, ELEMENT was placed into receivership and a receiver was appointed, which took possession and control of the rights and interests of ELEMENT. With this appointment, while retaining its investment in ELEMENT, the Company ceased to have a controlling financial interest and was no longer deemed to be the primary beneficiary in the subsidiary. Accordingly, the Company deconsolidated ELEMENT at that time and began accounting for the subsidiary as an equity method investment which resulted in a pretax gain of $18.1 million. Additionally, at the time of deconsolidation the Company had $9.6 million in raw material and fee receivables as well as $2.0 million in loans and interest due from ELEMENT that were previously eliminated in consolidation, among other minor balances. Upon deconsolidation, the fair values of these receivables and loans from ELEMENT to the Company were ascertained to have minimal value, resulting in a pretax loss of $11.6 million. The combination of this activity triggered by the ELEMENT deconsolidation resulted in a cumulative net pretax gain of $6.5 million which was recorded in Other income, net in the Condensed Consolidated Statements of Operations.

On January 31, 2024, the receiver sold substantially all of the assets of ELEMENT for approximately $44.0 million. From the point of deconsolidation to December 31, 2023, the ELEMENT entity continued to incur losses and made no payments on the outstanding receivables or loan mentioned previously until the first quarter of 2024. The Company recognized an additional $3.1 million gain on deconsolidation in the first quarter of 2024 recorded in Other income, net in the Condensed Consolidated Statements of Operations as the amount of cash distributed to the Company related to its receivables from ELEMENT exceeded management's estimate at the time of deconsolidation. No equity method losses related to ELEMENT have been recorded since deconsolidation as the investment is in a negative position for all periods presented.

18. Business Acquisition

On November 1, 2024, the Company entered into a definitive purchase agreement for a 65% ownership interest in Skyland Grain LLC ("Skyland") for $85.0 million, subject to customary working capital adjustments. Skyland operates grain storage and handling facilities in Kansas, Colorado, Oklahoma, and Texas. It also operates three cotton gins, a full-service agronomy sales and service division, and a retail and wholesale fuel sales and delivery division. The purchase was completed on November 1, 2024, and funded by cash on hand. The transaction enables the Company to expand its core grain and fertilizer businesses across strategic markets, including Kansas, Oklahoma, Colorado, and Texas. The Company's 65% ownership of Skyland's equity resulted in the consolidation of Skyland's results in the Company's Consolidated Financial Statements in the Agribusiness segment.

The purchase price allocation was finalized in the second quarter of 2025. Measurement period adjustments recorded in 2025 were not material. The summarized purchase price allocation is as follows:

(in thousands)	
Cash consideration paid	$ 85,000
Total purchase price consideration	85,000
Cash and cash equivalents	65,388
Accounts receivable	47,963
Notes receivable	2,868
Inventories	220,547
Other current assets	21,396
Right of use assets	19,250
Other assets, net	1,334
Investments	12,932
Property, plant and equipment, net	131,498
	523,176
Trade and other payables	74,528
Short-term debt	218,989
Current maturities of long-term debt	11,247
Accrued expense and other current liabilities	14,099
Other liabilities	14,992
Long-term debt	58,552
	392,407
Noncontrolling interest	45,769
Net assets acquired	$ 85,000

The fair value in the opening balance sheet of the 35% noncontrolling interest in Skyland was estimated to be $45.8 million. The fair value was estimated based on 35% of the total equity value of Skyland based on the transaction price for the 65% stake in Skyland, considering the consideration transferred noted above. Acquisition costs of $2.4 million were all incurred in the fourth quarter of 2024 and recorded in Operating, general and administrative expenses in the Statements of Operations.

If the Skyland acquisition was effective January 1, 2024, the Company's pro forma net sales and net income for the twelve months ended December 31, 2024 were $11,748.0 million and $170.5 million, respectively. Pro forma net income was also adjusted to account for the tax effects of the pro forma adjustments noted above using a blended federal, state, and local tax rate of 25%. Pro forma financial information is not necessarily indicative of the Company's actual results of operations if the acquisition had been completed at the date indicated, nor is it necessarily an indication of future operating results. Amounts do not reflect any operating efficiencies or cost savings that the Company believes are achievable.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures as required by Exchange Act Rule 13a-15(b) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer (our principal executive officer and principal financial officer, respectively) have concluded that these disclosure controls and procedures are effective.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Consolidated Financial Statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including the certifying officers, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the criteria established in the *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon the evaluation under this framework, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2025, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is included below.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the fiscal quarter ended December 31, 2025, that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of The Andersons, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of The Andersons, Inc. and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2025, of the Company and our report dated February 18, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Cleveland, Ohio
February 18, 2026

Item 9B. Other Information

During the three months ended December 31, 2025, one of the Company's directors or executive officers adopted, modified, or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) (a "Rule 10b5-1 plan") or any "non-Rule 10b5-1 trading arrangement."

On December 13, 2025, Patrick Bowe, Chairman, entered into a Rule 10b5-1 plan to sell up to 100,000 shares of the Company's common stock, based on certain price parameters, from March 16, 2026, to December 31, 2026.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Part III.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item will be provided in the Company's definitive proxy statement to be filed with the SEC within 120 days of December 31, 2025, in connection with the Company's 2026 annual meeting of shareholders (the "2026 Proxy Statement"), and is incorporated herein by reference.

Item 11. Executive Compensation

The information required by this Item will be provided in the 2026 Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item will be provided in the 2026 Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item will be provided in the 2026 Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this Item will be provided in the 2026 Proxy Statement and is incorporated herein by reference.

Item 15. Exhibits and Financial Statement Schedules

(a) Documents filed as a part of this report

1. Financial Statements

The Consolidated Financial Statements of the Company are set forth under Item 8 of this report on Form 10-K.

2. Financial Statement Schedules

Financial Statement Schedule II - Valuation and Qualifying Accounts included in this Form 10-K. All other schedules are not required under the related instructions or are not applicable.

(b) Exhibit Listing

Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date/ Period End Date
3.1	Articles of Incorporation.	10-K	3.1	December 31, 2019
3.2	Code of Regulations of The Andersons, Inc.	S-4/A	Annex B	May 19, 1995
4.1	Specimen Common Share Certificate. (Incorporated by reference to Exhibit 4.1 to Registration Statement No. 033-58963).	S-4/A	4.1	May 19, 1995
4.2	Description of Securities of the Registrant	10-K	4.2	December 31, 2021
10.01*	2004 Employee Share Purchase Plan Restated and Amended January 2023	DEF 14A	Appendix A	March 9, 2023
10.02*	Amended and Restated 2019 Long-term Incentive Compensation Plan	DEF 14A	Appendix A	March 10, 2022
10.03*	Second Amended and Restated Employment Agreement, dated August 15, 2024, between The Andersons, Inc. and William E. Krueger	8-K	10.1	August 15, 2024
10.04*	Change in Control & Severance Policy	10-K	10.35	December 31, 2018
10.05**	Change in Control & Severance Policy			
10.06*	Form of Restricted Share Unit Agreement	10-Q	10.01	March 31, 2023
10.07*	Form of Performance Share Unit Agreement - Earnings Per Share	10-Q	10.02	March 31, 2023
10.08*	Form of Performance Share Unit Agreement - Total Shareholder Return	10-Q	10.03	March 31, 2023
10.09*	Form of Restricted Share Award - Non-Employee Directors Agreement	10-Q	10.04	March 31, 2023
10.10*	Form of Performance Share Unit - Earnings Per Share & Total Shareholder Return	10-Q	10.1	March 31, 2024
10.11	Credit Agreement, dated January 11, 2019, between The Andersons, Inc., as borrower, and several banks with U.S. Bank National Association acting as Lead Agent.	8-K	10.1	January 14, 2019
10.12	Amendment No. 1 to Credit Agreement	10-Q	10.1	September 30, 2020
10.13	Amendment No. 2 to Credit Agreement	8-K	10.1	February 5, 2021

Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date/ Period End Date
10.14	Amendment No. 3 to Credit Agreement	8-K	10.1	May 6, 2021
10.15	Amendment No. 4 to Credit Agreement	10-K	10.19	December 31, 2021
10.16	CREDIT AGREEMENT DATED AS OF JANUARY 11, 2019 AMONG THE ANDERSONS, INC., THE LENDERS, U.S. BANK NATIONAL ASSOCIATION, AS ADMINISTRATIVE AGENT (AMENDED AS OF MARCH 28, 2022)	8-K	10.1	April 1, 2022
10.17	CREDIT AGREEMENT DATED AS OF JANUARY 11, 2019 AMONG THE ANDERSONS, INC., THE LENDERS, U.S. BANK NATIONAL ASSOCIATION, AS ADMINISTRATIVE AGENT (AMENDED AS OF JUNE 15, 2023)	10-Q	10.2	June 30, 2023
10.18	TERM LOAN AGREEMENT Dated as of April 3, 2023 among THE ANDERSONS, INC., as the Borrower, FARM CREDIT MID-AMERICA, PCA, as Administrative Agent, and THE LENDERS PARTY HERETO FARM CREDIT MID-AMERICA, PCA, as Sole Lead Arranger and Sole Bookrunner	10-Q	10.1	June 30, 2023
10.19	LOAN AGREEMENT between METLIFE REAL ESTATE LENDING LLC, a Delaware limited liability company, as Lender and THE ANDERSONS, INC., an Ohio corporation, as Borrower, FIRST MORTGAGE LOAN in the amount of $105,000,000.00 dated as of November 14, 2019. (Schedules within the Loan Agreement have been omitted and can be furnished to the SEC upon request.)	8-K	10.1	November 18, 2019
10.20	First Amendment to Loan Agreement	10-Q	10.1	June 30, 2020
10.21	Second Amendment to Loan Agreement	10-K	10.31	December 31, 2024
10.22	Second Amended and Restated Loan Agreement (as amended) by and between SCOTIABANK ASSET FINANCE, a division of The Bank of Nova Scotia as Administrative Agent and THE LENDERS THAT ARE SIGNATORIES HERETO as Lenders and THE ANDERSONS CANADA LIMITED	10-Q	10.1	June 30, 2024
10.23	Third Amended and Restated Loan Agreement	10-Q	10.2	September 30, 2025
10.24	AMENDED AND RESTATED CREDIT AGREEMENT by and among SKYLAND GRAIN, L.L.C., THE GUARANTORS PARTY HERETO, THE LENDERS PARTY HERETO and COBANK, ACB, as Administrative Agent, Issuing Lender and Swing Line Lender COBANK, ACB and FARM CREDIT MID-AMERICA, PCA, as Joint Lead Arrangers and Joint Bookrunners	8-K	10.2	November 6, 2024
10.25	First Amendment to Amended and Restated Credit Agreement	10-Q	10.1	March 31, 2025
10.26	Unit Purchase Agreement	8-K	10.1	July 31, 2025
19.1	Insider Trading Policy	10-K	19.1	December 31, 2024
21.1**	Consolidated Subsidiaries of The Andersons, Inc.			
23.1**	Consent of Independent Registered Public Accounting Firm - Deloitte & Touche LLP.			

Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date/ Period End Date
31.1**	Certification of the Chief Executive Officer under Rule 13(a)-14(a)/15d-14(a).			
31.2**	Certification of the Chief Financial Officer under Rule 13(a)-14(a)/15d-14(a).			
32.1***	Certifications Pursuant to 18 U.S.C. Section 1350.			
97.1	Recoupment Policy	10-K	97.1	December 31, 2023
101**	Inline XBRL Document Set for the consolidated financial statements and accompanying notes in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.			
104**	Inline XBRL for the cover page of this Annual Report on Form 10-K, included in the Exhibit 101 Inline XBRL Document Set.			

* Indicates management contract or compensatory plan or arrangement.

** Filed herewith.

*** Furnished herewith.

Item 16. Form 10-K Summary

Not applicable

THE ANDERSONS, INC.

SCHEDULE II - CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

Description (in thousands)	Balance at Beginning of Period	Additions		Deductions [1]	Balance at End of Period
		Charged to Costs and Expenses	Charged to Other Accounts		
Allowance for doubtful accounts receivable					
2025	$ 48,325	$ 4,664	$ —	$ (10,435)	$ 42,554
2024	35,939	17,637	—	(5,251)	48,325
2023	26,392	11,519	—	(1,972)	35,939

[1] Uncollectible accounts written off, net of recoveries and adjustments to estimates for the allowance for doubtful accounts receivable accounts.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ANDERSONS, INC.

Date: February 18, 2026

/s/ William E. Krueger

William E. Krueger
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date	Signature	Title	Date
/s/ William E. Krueger William E. Krueger	President and Chief Executive Officer (Principal Executive Officer)	2/18/2026	/s/ Pamela S. Hershberger Pamela S. Hershberger	Director	2/18/2026
/s/ Brian A. Valentine Brian A. Valentine	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	2/18/2026	/s/ Catherine M. Kilbane Catherine M. Kilbane	Director	2/18/2026
/s/ Michael T. Hoelter Michael T. Hoelter	Vice President, Corporate Controller & Investor Relations (Principal Accounting Officer)	2/18/2026	/s/ Robert J. King, Jr. Robert J. King, Jr.	Director	2/18/2026
/s/ Patrick E. Bowe Patrick E. Bowe	Chairman	2/18/2026	/s/ Ross W. Manire Ross W. Manire	Director	2/18/2026
/s/ Gerard M. Anderson Gerard M. Anderson	Director	2/18/2026	/s/ Steven Oakland Steven Oakland	Director	2/18/2026
/s/ Steven K. Campbell Steven K. Campbell	Director	2/18/2026	/s/ John T. Stout, Jr. John T. Stout, Jr.	Director	2/18/2026
/s/ Gary A. Douglas Gary A. Douglas	Director	2/18/2026			

CORPORATE INFORMATION

BOARD OF DIRECTORS


William E. Krueger
President and
Chief Executive Officer
The Andersons, Inc.


Patrick E. Bowe
Chairman
The Andersons, Inc.


Gerard M. Anderson (3)(4)(5)
Retired Executive Chairman
DTE Energy


Steven K. Campbell (2)(3)
Retired Head of North America
Grains and Group Executive
Vice President Louis Dreyfus


Gary A. Douglas (1)(2)
Retired President
Nationwide National Partners


Pamela S. Hershberger (1)(4)
Retired Managing Partner
Toledo, Ohio Office
Ernst & Young, LLP


Catherine M. Kilbane (1)(4)
Retired Senior Vice President,
General Counsel and Secretary
The Sherwin-Williams Company


Robert J. King, Jr. (2)(3)
Retired President and
Chief Executive Officer
PVF Capital


Ross W. Manire (1)(2)
Retired President and
Chief Executive Officer
ExteNet Systems, Inc.


Steven Oakland (1)(2)
Retired Chairman, Chief Executive
Officer, and President,
TreeHouse Foods, Inc.


John T. Stout, Jr. (3)(4)
Chairman and Chief Executive
Officer, Plaza Belmont
Management Group, LLC

(1) Audit Committee
(2) Compensation/Leadership Development Committee
(3) Finance Committee
(4) Governance/Nominating Committee
(5) Lead Independent Director

CORPORATE OFFICERS


William E. Krueger
President and
Chief Executive Officer


Emmanuel N. Ayuk
Executive Vice President, General
Counsel and Corporate Secretary


Weston S. Heide
Executive Vice President,
Agribusiness


Michael T. Hoelter
Vice President, Corporate
Controller and Investor Relations


Anne G. Rex
Senior Vice President, Strategy,
Planning and Development


Mark D. Simmons
Executive Vice President,
Renewables


Brian A. Valentine
Executive Vice President and
Chief Financial Officer


Brian K. Walz
Senior Vice President
and Treasurer


Sarah J. Zibbel
Executive Vice President and
Chief Human Resources Officer

INVESTOR INFORMATION

CORPORATE OFFICE
The Andersons, Inc.
1947 Briarfield Boulevard
Maumee, OH 43537
419-893-5050
www.andersonsinc.com

NASDAQ SYMBOL
The Andersons, Inc. common shares
are traded on the Nasdaq Global
Select Market tier of The Nasdaq
Stock Market under the symbol ANDE.

COMMON STOCK
34 million shares outstanding
as of December 31, 2025.

**DIRECT STOCK PURCHASE AND
DIVIDEND REINVESTMENT**
Computershare CIP, which is a
direct stock purchase and dividend
reinvestment plan sponsored and
administered by Computershare
Trust Company, N.A. and not by
The Andersons, Inc., provides an
alternative to traditional methods
of buying and selling shares in
The Andersons, Inc. Through
Computershare CIP, one can purchase
and sell The Andersons, Inc. shares
directly, rather than dealing with
a broker. For more information on
Computershare CIP, please go to
www.computershare.com/investor
or call toll-free at 877-373-6374.

**TRANSFER AGENT
AND REGISTRAR**
Computershare Investor Services, LLC
P.O. Box 505000
Louisville, KY 40233
Phone: 312-360-5260
Toll-free: 877-373-6374
Investor Center portal:
www.computershare.com/investor

FORM 10-K
Additional copies of The Andersons
2025 Form 10-K, filed on
February 18, 2026, with the SEC,
are available to shareholders
and interested individuals
without charge by writing or
calling Investor Relations.

INVESTOR RELATIONS
Michael Hoelter
Vice President, Corporate Controller
and Investor Relations
419-897-6715
investorrelations@andersonsinc.com

**INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM**
Deloitte & Touche LLP | Cleveland, OH

ANNUAL MEETING
The annual shareholders'
meeting of The Andersons, Inc.
will be held virtually at 8 a.m.
Eastern Time on May 7, 2026.





The Andersons, Inc.
1947 Briarfield Boulevard
Maumee, Ohio 43537
www.andersonsinc.com